



FPIC
INSURANCE GROUP, INC.
ANNUAL REPORT



2002



FPIC INSURANCE GROUP, INC.
(THE COMPANY)
Florida Corp. (NASDAQ: FPIC)
FPIC INSURANCE AGENCY, INC.
Florida Corp.
(100% owned by the Company)
APS INSURANCE SERVICES, INC.
Delaware Corp.
(20% owned by the Company)
ANESTHESIOLOGISTS PROFESSIONAL ASSURANCE CO.
Florida Corp.
(100% owned by the Company)
PROFESSIONAL MEDICAL ADMINISTRATORS, LLC
New York LLC
(80% owned by the Company)
FIRST PROFESSIONALS INSURANCE COMPANY, INC.
Florida Corp.
(100% owned by the Company)
ADMINISTRATORS FOR THE PROFESSIONS, INC. (AFP)
New York Corp.
(100% owned by the Company)
EMPLOYERS MUTUAL, INC. (EMI)
Florida Corp.
(100% owned by the Company)
AMERICAN PROFESSIONAL ASSURANCE, LTD. (APAL)
Cayman Islands Corp.
(9.9% owned by the Company)
THE TENERE GROUP, INC.
Missouri Corp. (100% owned by First Professionals)
FPIC INTERMEDIARIES, INC.
New York Corp.
(100% owned by AFP)
APA MANAGEMENT, INC.
Florida Corp.
(100% owned by APAL)
INTERMED INSURANCE COMPANY
Missouri Corp.
(100% owned by Tenere)
GROUP DATA CORPORATION
New York Corp.
(100% owned by AFP)
APAL (SPC) LTD.
Cayman Islands Corp.
(100% owned by APAL)
TROUT INSURANCE SERVICES, INC.
Missouri Corp.
(100% owned by Intermed)
INTERLEX INSURANCE COMPANY
Missouri Corp.
(100% owned by Intermed)
PROFESSIONAL STRATEGY OPTIONS, INC.
Florida Corp.
(100% owned by EMI)
INSURANCE SERVICES, INC.
Missouri Corp.
(100% owned by Intermed)
FPIC SERVICES, INC.
Florida Corp.
(87.5% owned by EMI)

FPIC INSURANCE GROUP, INC.

FPIC Insurance Group, Inc. (the "Company" or "FPIC"), through its subsidiary companies, is a leading provider of professional liability insurance for physicians, dentists and other healthcare providers, primarily in Florida and Missouri. The Company also provides management and administration services to Physicians' Reciprocal Insurers, a New York medical professional liability insurance reciprocal, and third party administration services both within and outside the healthcare industry.



INCOME BEFORE ACCOUNTING CHANGE* *(in millions)*



REVENUE *(in millions)*



ASSETS *(in millions)*



CASH FLOW FROM OPERATING ACTIVITIES *(in millions)*



SHAREHOLDERS' EQUITY *(in millions)* AND ROE**



TANGIBLE BOOK VALUE PER COMMON SHARE ***

*[illegible]

**[illegible]

***Excludes goodwill and intangible assets.

AR 02

FPIC INSURANCE GROUP, INC.

TABLE OF CONTENTS

PAGE 01
THE YEAR IN REVIEW
AT FPIC

PAGE 07
ACTIONS TAKEN IN 2002
AT FPIC

PAGE 11
WHAT LIES AHEAD
FOR FPIC

PAGE 16
NINE-YEAR SUMMARY AND SELECTED
FINANCIAL DATA

PAGE 17
FINANCIAL DATA

01.

THE YEAR IN REVIEW

AT FPIC

Dear Fellow Shareholders, The year 2002 marked a time of transition for the medical professional liability insurance industry. Across the sector, we witnessed the profound impact that converging market and economic dynamics had on the way insurance companies conduct business. Early in the year, we began to experience the dramatic shift away from the unfavorable market conditions that have prevailed since the mid-1990's, to the more favorable market conditions in which we are operating today. Characterized by significant price improvements, the market provided much-improved margins and business opportunities that were unavailable a few years ago.

Coincidentally, as business conditions improved for our sector, overall domestic economic and capital market conditions deteriorated. This sparked a substantial contraction in our sector as major carriers reassessed their commitment to the professional liability niche in light of mounting financial concerns. As a result, a number of large players partially or completely exited the sector or retreated from certain markets. The resulting reduction in capacity was met head-on with an overwhelming demand for medical professional liability insurance coverage. Unfortunately, this scenario also resulted in significant capacity constraints that have spawned a growing medical professional liability insurance crisis in several prominent states, including Pennsylvania, West Virginia, New Jersey and our home state of Florida.

The convergence of these events left many of the regional players with the enormous burden of providing adequate coverage for a population of potential insureds, the demands of which exceeded the limits of industry capacity. While these challenges were being contemplated, regulatory agencies also came under greater scrutiny to ensure that insurance companies were fully and conservatively capitalized to meet growing demands and new business opportunities. By the end of the year, our industry's primary rating agency, A.M. Best Company ("Best"), had made a number of downgrades throughout the industry. FPIC's rating change in October 2002, from A- (Excellent) with a negative outlook to B++ (Very Good) with a stable outlook, was part of this trend. According to standards established by Best, our current rating is a secure rating assigned to companies that have, on balance, very good balance sheet strength, operating performance and business profile.

A promising year of new opportunities quickly became a trying year that left many industry players, including our organization, aggressively seeking solutions for capacity issues and legislative reforms that would assist in curbing growing loss costs. We believe that there are solutions, and we are working in a direction that will allow us to capitalize on new opportunities to improve the healthcare system and to drive value for our shareholders.

2002 Financial and Operational Review

2002 was a year of strong financial and operational growth. Despite external pressures, we remained committed to improving profitability and operational efficiencies, and to maintaining the strength of our organization. From both a financial and operational perspective, our results were reflective of that commitment.

2002 Financial Highlights

- Income before cumulative effect of accounting change of $1.58 per diluted share for the year ended December 31, 2002
- Strong top-line growth for the year
- 8.7% return on average shareholders' equity based upon income before cumulative effect of accounting change

PICTURED, LEFT TO RIGHT:

JOHN R. BYERS
PRESIDENT AND CHIEF EXECUTIVE OFFICER

ROBERT O. BARATTA, M.D.
CHAIRMAN





OUR FINANCIAL PERFORMANCE WAS STRONG IN 2002. WE ACHIEVED TOP-LINE GROWTH, IMPROVED OPERATING EARNINGS, GENERATED HIGHER OPERATING CASH FLOW AND OUR BALANCE SHEET REMAINED HEALTHY, WITH INCREASES IN ASSETS, RESERVES, TANGIBLE BOOK VALUE AND CONSOLIDATED STATUTORY CAPITAL AND SURPLUS.



- $538.7 million in cash and investments at year-end
- Increases in assets, reserves, operating cash flow and tangible book value
- Increase in consolidated statutory capital and surplus
- Improved operating earnings from reciprocal management and third-party administration segments

2002 Operational Review

- High policyholder retention levels
- Approximately 20% growth in policyholders for the year
- Significant pricing improvements
- Significant improvement in the percentage of claims closed with indemnity payments
- Executed a reinsurance agreement with Hannover Re Group to bolster statutory capital and accommodate current growth
- Entered into arrangements to substantially reduce fronted business in favor of core business
- Sold renewal rights to lawyers' professional liability insurance book of business
- Active participation in tort reform initiatives to curb excessive loss costs
- Change in A.M. Best Company rating from A- (Excellent) with a negative outlook to B++ (Very Good) with a stable outlook

We were extremely pleased to have achieved many of our financial goals for the year. Most notably, we achieved increased operating earnings, operating cash flows, tangible book value and statutory surplus. The actions we took to improve our financial profile and streamline operations have allowed us to continue to maintain a solid position in our core markets. With once prominent industry players now having exited from our markets, we believe FPIC has the opportunity to build on its leadership positions in our primary markets.

DECISIVE

PRUDENT



FPIC MET THE CHALLENGES OF 2002 WITH DECISIVE, PRUDENT AND TANGIBLE ACTIONS. WE ARE COMMITTED TO MAINTAINING THE STRENGTH OF OUR ORGANIZATION BY AGGRESSIVELY FOCUSING ON OUR CORE BUSINESSES AND MARKETS AND BY EXPLORING OPPORTUNITIES TO INCREASE CAPACITY.



02.

ACTIONS TAKEN IN 2002

AT FPIC

2002 was a year of resolve. Challenging industry conditions caused us to make difficult decisions during the year. Most significantly, we took immediate and proactive steps to protect our capital by declaring a moratorium on new business growth. Any decision that limits growth is difficult for an organization. For FPIC, however, we knew it was necessary to protect the long-term interests of our policyholders and shareholders. We acted expeditiously in an effort to limit our financial exposure and maintain a solid financial base from which to serve our insureds.

From there, we actively sought alternatives that would help alleviate our capacity issues. In the third quarter, we entered into a reinsurance agreement with Hannover Re, which helped bolster our capital position and accommodate the rapid growth for the short-term. The Company also contributed $10 million of internally generated funds to our largest insurer, First Professionals Insurance Company ("First Professionals"), to strengthen statutory capital. In order to further deploy capital, in support of excess demand, we positioned the Company to focus more of our existing capital on our core markets and core lines of business.

As part of this initiative, we made the decision to divest our legal malpractice business, and to continue to reduce the Company's fronting business. We believe these steps taken to shed non-core lines and businesses will not only benefit the Company's short-term capacity needs, but will also contribute to an improved financial and operational structure for the long-term.

The most important part of this streamlining process in 2002 was our renewed focus on efficient claims management and on profitable pricing and underwriting. We maintained the conservative pricing and reserving methodologies that have become a cornerstone of our organization and continued to create efficiencies by employing "best practices" within each of our business units.

It is no doubt that 2002 proved to be a challenging year for the medical professional liability industry, and we are proud to have addressed those challenges head-on. In response to changing market dynamics, we were able to quickly react to issues that could potentially have had long-term implications for our business. We relied on our organization's significant resources and management experience and have laid the groundwork to capitalize on opportunities that will benefit our customers, employees and shareholders in 2003.

AR/02

FPIC REMAINS STEADFAST IN EMPLOYING INDUSTRY BEST PRACTICES THROUGHOUT OUR ORGANIZATION. OUR INITIATIVES IN 2002 LED TO STRICT UNDERWRITING, PROFITABLE PRICING, IMPROVED LOSS COSTS, EFFICIENT CLAIMS HANDLING AND CONSERVATIVE RESERVING METHODOLOGIES.

FOCUSED

PROACTIVE

RESPONSIVE





FPIC INSURANCE GROUP, INC.

BOARD OF DIRECTORS

PICTURED LEFT TO RIGHT:

RICHARD J. BAGBY, MD [2,3]
Private Practice Physician;
Medical Director of Boston Diagnostic
Imaging, Open MRI of Sanford and
Clearview Open MRI of Orlando

GUY T. SELANDER, MD [3,5]
President of Jacksonville Family
Practice Associates, P.A.

M.C. HARDEN, III [4,6]
Director and President of
Harden & Associates, Inc.

GASTON J. ACOSTA-RUA, MD [1,2,3]
Retired Private Practice Physician

JOHN R. BYERS [2,5]
President and Chief Executive Officer
of FPIC

ROBERT O. BARATTA, MD [1,2,5]
Chairman of the Board of FPIC and
Vice Chairman of the Board and
President and Chief Executive Officer
of UltraStrip Systems, Inc.

DAVID M. SHAPIRO, MD [1,2,3,5]
Vice Chairman of the Board of FPIC
and Senior Vice President of Surgis, Inc.

LOUIS C. MURRY, MD [1,4]
Private Practice Physician

KENNETH M. KIRSCHNER [4,6]
Principal of Kirschner & Legler, P.A.

JOHN K. ANDERSON, JR. [1,3]
Principal of Heritage Capital
Group, Inc. and Managing Partner of
Bott-Anderson Partners, Inc.

JAMES W. BRIDGES, MD [4,6]
Retired Private Practice
Physician

JOAN D. RUFFIER [1,6]
Director of Shands Health Care
Systems, Inc. and former General Partner
of Sunshine Cafes

JAMES G. WHITE, MD [5,6]
Private Practice Physician

GENE C. WITHERSPOON [4,6]
Director, President and Chief Operating
Officer of Anesthesiologists
Professional Assurance Company
and Director, President and Chief
Operating Officer of APA
Management, Inc.

1 Audit Committee
2 Board Governance Committee
3 Budget and Compensation Committee
4 Bylaws Committee
5 Executive Committee
6 Investment Committee



03.

WHAT LIES AHEAD

FOR FPIC

With a solid foundation firmly in place, we look ahead in 2003 with an unwavering commitment to building our businesses, serving the medical community and enhancing shareholder value.

We are exploring ways to execute these commitments from every angle. Externally, we are continuously evaluating capital resources and strategic alternatives that will satisfy our short-term needs, as well as further our long-term objectives. Taken together, each initiative we pursue in 2003 will work for one common goal – to seize opportunities that will allow us to increase shareholder value.

As we consider the different opportunities before us, including utilizing the capital or private equity markets, or forming strategic partnerships, each will be evaluated against potential dilutive effects on the Company's existing shareholders. Regardless of what path we choose, we will be sure that it is one that makes the most sense and provides maximum benefit for our shareholders and our other constituencies.

Internally, and working with the medical community, we continuously explore and consider opportunities to address capacity issues and serve our customer base. Another means of redeploying capital is through our strategic decision to focus on core states and products, and to continue to shed non-core lines. In 2003, we will have completed the divestiture of our legal professional liability business, as well as a number of fronting programs. This is, and will continue to be, an important area of focus for us, as we expect these actions to contribute to the improvement of our capital structure and to help strengthen our leadership position in core markets.

In addition to our continued focus on our core markets, now and throughout the upcoming year, we will continue to pursue our other key priorities. Specifically, we will focus on maintaining the cornerstones of our business today – continued pricing improvements, improved loss costs, conservative reserving methodologies and claims handling efficiencies. We will also seek to create and maintain best practices within each of our individual business units. For FPIC, this means generating even greater efficiencies and profitability in our reciprocal management segment, and streamlining our third-party administration operations.

We take pride in the long-standing relationships we have built with our policyholders and within the medical community. Because of the importance of these relationships, we remain at the forefront of the issues that surround the medical community and those whom we serve.

Currently, Robert E. White, Jr., the newly appointed President of First Professionals, serves as a leading industry spokesperson for tort reform in Florida. In this role, Bob has testified before the Governor's Task Force on Healthcare Professional Liability, Florida's House Select Committee on Medical Liability Insurance and the Florida Senate's Healthcare Committee. As tort reform continues to play a pivotal role in our industry, we will continue to proactively address the issues affecting carriers and their customers.


AR 02
THE FOUNDATION WE BUILT IN 2002 POSITIONS US WELL TO CAPITALIZE ON OUR INDUSTRY'S IMPROVED MARKETS. OUR OVERRIDING PRIORITY IS TO CREATE AND MAINTAIN A STRONG, STABLE AND CONSISTENTLY PROFITABLE ORGANIZATION THAT SERVES OUR CUSTOMERS AND BUILDS SHAREHOLDER VALUE.
OPPORTUNISTIC
RESOLUTE
STRATEGIC



NET PREMIUMS EARNED *(in millions)*



POLICYHOLDER COUNT *(in thousands)*



GROSS LOSS AND LAE RESERVES *(in millions)*



SELECTED FREQUENCY* AND SEVERITY METRICS**



GAAP UNDERWRITING (COMBINED) RATIO (%)



CONSOLIDATED STATUTORY SURPLUS *(in millions)*

* Frequency data by report year includes incidents

** Calendar year severity including incidents at total limits

We will aggressively pursue reforms that will ultimately benefit all parties and curb excessive awards.

We are also committed to maintaining the highest standards in corporate and board governance. In an era when accounting and financial scandals have led to a decline in investor confidence throughout the public markets, our Board and senior management have been proactively evaluating and implementing progressive Board and corporate governance practices over the past several years. We will diligently continue these efforts going forward.

Despite the changing landscape and as we work toward the goals we have set for 2003, one thing remains constant – our commitment to providing value for our policyholders, employees and shareholders. During this time of economic uncertainty, we aim to further strengthen the bond of trust we share with our customers by providing them with the best possible products and services at actuarially sound rates. Within the walls of FPIC, we strive to create opportunities for professional growth and fulfillment for all of our employees.

As the stewards of our shareholders' capital, we will employ whatever actions are necessary and appropriate to increase the value of your investment. We believe that with our accomplishments in 2002 and the work we continue to carry out, we have positioned FPIC well to take advantage of the opportunities that lie ahead. Because of that, we welcome 2003 with enthusiasm and view the upcoming year as a positive opportunity to expand our leadership position within the marketplace, while creating value for our shareholders.

We appreciate your continued support.



JOHN R. BYERS
President and Chief Executive Officer



ROBERT O. BARATTA, M.D.
Chairman

NINE-YEAR SUMMARY AND SELECTED FINANCIAL DATA

FPIC INSURANCE GROUP, INC.

The selected financial data presented for the fiscal years ending December 31 should be read in conjunction with the Company's consolidated financial statements and the notes thereto, which are included elsewhere herein.

(Dollars in thousands, except per share amounts and elsewhere as noted)	2002	2001	2000	1999	1998	1997	1996	1995	1994
CONSOLIDATED									
Revenues	$ 220,865	197,582	182,089	170,504	120,321	93,216	76,982	69,531	52,306
Income before accounting change*	$ 14,876	2,930	614	21,869	20,693	16,557	13,324	11,686	5,877
Net (loss) income	$ (14,702)	2,930	614	21,869	20,693	16,557	13,324	11,686	5,877
INVESTMENT ACTIVITY									
Net investment income	$ 19,902	23,377	24,819	19,068	17,549	15,979	14,704	12,740	10,928
Net realized investment gains (losses)	$ 4,688	1,429	(91)	351	(39)	32	(71)	238	(6,657)
OTHER SELECTED FINANCIAL DATA									
Total assets	$1,026,431	770,822	663,682	587,433	490,943	352,849	303,553	276,699	244,266
Loss and loss adjustment expense (LAE) reserves	$ 440,166	318,483	281,295	273,092	242,377	188,086	172,738	164,506	152,268
Revolving credit facility	$ 37,000	37,000	67,219	62,719	27,165	2,000	—	—	—
Term loan	$ 10,208	16,042	—	—	—	—	—	—	—
Shareholders' equity	$ 165,913	174,574	172,527	166,379	150,931	120,064	96,411	81,556	61,606
Common shares outstanding	9,391	9,338	9,380	9,621	9,519	9,180	9,022	8,140	7,760
PER SHARE DATA									
Income before accounting change*	$ 1.58	0.31	0.06	2.19	2.11	1.76	1.53	1.47	0.76
Diluted (loss) earnings	$ (1.56)	0.31	0.06	2.19	2.11	1.76	1.53	1.47	0.76
Book value	$ 17.67	18.70	18.39	17.29	15.86	13.08	10.69	10.02	7.94
Tangible book value***	$ 15.55	11.35	10.68	9.61	14.11	12.30	10.47	9.88	7.94
Year-end market price	$ 6.90	14.90	9.19	16.69	47.81	29.13	13.50	**	**
Cash dividends	$ —	—	—	—	—	—	0.10	0.10	0.10
UNDERWRITING									
Direct and assumed premiums written	$ 344,727	245,403	197,280	148,216	116,989	77,771	64,292	56,641	52,454
Net premiums written	$ 140,248	147,084	161,931	122,433	101,477	70,285	58,740	54,306	47,510
Consolidated statutory surplus	$ 125,470	107,087	108,499	117,880	117,278	87,876	76,520	70,039	60,185
GAAP combined ratio:									
Loss and LAE ratio	92%	98%	102%	69%	75%	82%	84%	85%	83%
Underwriting expense ratio	13%	20%	17%	18%	14%	11%	12%	10%	9%
Combined ratio	105%	118%	119%	87%	89%	93%	96%	95%	92%

(*) Income excluding cumulative effect of accounting change related to the adoption of FAS 142 on goodwill and other intangible assets

(**) The Company became publicly held in August 1996

(***) Excludes goodwill and intangible assets

FINANCIAL DATA

FPIC INSURANCE GROUP, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS 18
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 38
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 39
CONSOLIDATED STATEMENTS OF (LOSS) INCOME 40
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME 40
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY 41
CONSOLIDATED STATEMENTS OF CASH FLOWS 42
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 44
SHAREHOLDER INFORMATION 73
CORPORATE INFORMATION 74

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this report. The consolidated financial statements include the results of all of FPIC's wholly-owned and majority-owned subsidiaries.

SAFE HARBOR DISCLOSURE

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by or on behalf of FPIC may include forward-looking statements, which reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, (i) uncertainties relating to government and regulatory policies (such as subjecting FPIC to insurance regulation or taxation in additional jurisdictions or amending, revoking or enacting any laws, regulations or treaties affecting our current operations); (ii) the occurrence of insured or reinsured events with a frequency or severity exceeding our estimates; (iii) legal developments, including claims for extra-contractual obligations or in excess of policy limits in connection with the administration of insurance claims; (iv) developments in global financial markets that could affect our investment portfolio and financing plans; (v) the impact of surplus constraints on growth; (vi) developments in reinsurance markets that could affect our reinsurance programs; (vii) the impact of mergers and acquisitions, including the ability to successfully integrate acquired businesses and achieve cost savings, competing demands for our capital and the risk of undisclosed liabilities; (viii) risk factors associated with financing and refinancing, including the willingness of credit institutions to provide financing and the availability of credit generally; (ix) the competitive environment in which FPIC operates, including reliance on agents to place insurance, physicians electing to practice without insurance coverage, related trends and associated pricing pressures and developments; (x) the actual amount of new and renewal business; (xi) rates, including rates on excess policies, being subject to or mandated by regulatory approval; (xii) the loss of the services of any of our executive officers; (xiii) the uncertainties of the loss reserving process; (xiv) the ability to collect reinsurance recoverables; (xv) changes in our financial ratings resulting from one or more of these uncertainties or other factors and the potential impact on agents' ability to place insurance business on behalf of FPIC; (xvi) and other risk factors discussed elsewhere within this document.

The words "believe," "anticipate," "foresee," "estimate," "project," "plan," "expect," "intend," "hope," "should," "will," "will likely result" or "will continue" and variations thereof or similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. FPIC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to income taxes, loss and loss adjustment expense ("LAE") reserves, contingencies and litigation.

We generally base our estimates on historical experience or other appropriate assumptions that we believe are reasonable and relevant under the circumstances. The results of these estimation processes form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in preparation of the consolidated financial statements:

GOODWILL AND INTANGIBLE ASSETS. We have made acquisitions in the past that included significant amounts of goodwill and other intangible assets. Under

GAAP in effect through December 31, 2001, we amortized these assets with charges to income over their estimated useful lives, and tested them periodically to determine if they were recoverable from operating earnings on the basis of an estimate of undiscounted cash flows over their useful lives.

Effective January 1, 2002, we adopted Financial Accounting Standard No. ("FAS") 142, "Goodwill and Other Intangible Assets." Under FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized through charges to income, but do continue to be subject to annual (or under certain circumstances more frequent) impairment testing based on estimated fair values. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and will also be subject to impairment testing based on estimated fair values. During the first quarter of 2002, we performed transitional impairment testing required under the new standard and took a charge in the form of a cumulative effect of accounting change for $29.6 million, net of tax effects, as of the beginning of the year.

LOSS AND LOSS ADJUSTMENT EXPENSES. We estimate our liability for losses and LAE ("loss and LAE reserves") using actuarial techniques and projections of the amounts of ultimate losses and LAE for each period. We also integrate other quantitative and qualitative analyses of conditions into our actuarial analysis that we expect to affect the future development of claims and related expenses. Our loss and LAE reserves comprise the largest liability and most significant estimate or compilation of estimates in our financial statements. Furthermore, our loss and LAE reserves are subject to significant inherent uncertainties and so there can be no assurance as to whether the actual results will be higher or lower than these estimates. Any adjustments or changes for such differences will almost certainly be material, especially to our operating results for a period. As our loss and LAE reserves are re-estimated, changes to those estimates and our carried reserves, if any, are recognized as a charge or credit to income, as the case may be, in the financial statements for the most recent period presented.

With regard to our core medical professional liability ("MPL") business, which is written primarily on the claims-made policy form, the estimated liability for losses and LAE is basically comprised of our reserves on individual reported losses ("case reserves"), plus provisions for case reserve development and incurred but not reported ("IBNR") reserves to arrive at our best estimate of what our losses and LAE will be once all cases are settled. These provisions are negative, in aggregate, or a net reduction from the sum total of our individual case reserve estimates for most years. This is because our case loss reserves have historically developed downward, in aggregate, from the time they become fully established to the time they are settled and we expect this trend to continue. Our core claims-made policies do not have IBNR losses, as do traditional occurrence based property and casualty insurance policies. We do estimate and set aside IBNR for LAE, tail coverage and covered extended reporting endorsements issued in the event of death, disability or retirement of claims-made insureds. We also have IBNR loss reserves on some of the direct MPL business we wrote in recent years and on our assumed reinsurance where the coverage is occurrence based.

For the purposes of setting aside reserves on risks insured during the most recent year, including interim periods, for which very little experience is present, forecasted loss ratios were applied to earned premiums during the interim periods. The forecasted loss ratios were judgmentally determined taking into account the results of the most recent actuarial studies performed, current pricing and underwriting, expected loss and LAE trends and other pertinent considerations. In addition, we monitored and analyzed key loss and LAE indicators and trends throughout the year. These included paid losses, newly reported claims and incidents, closed claim activity and other metrics. These indicators were taken into account in assessing the reasonableness of our loss reserve estimates throughout the year and the forecasted loss and LAE ratios applied during each interim period.

REINSURANCE. Reinsurance recoverables are the balances due for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force. We estimate the amounts recoverable from reinsurers in a manner consistent with our estimates for the underlying claim liabilities that we reinsured. Reinsurance does not relieve us from our primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to us. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk with respect to the individual reinsurers that participate in our ceded programs to minimize our exposure to

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

significant losses from reinsurer insolvencies. We hold collateral in the form of letters of credit or trust accounts for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the domiciliary Departments of Insurance.

INCOME TAXES. We account for income taxes in accordance with FAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. Valuation allowances are based on estimates of taxable income and the period over which deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, we may need to establish a valuation allowance, which would impact our financial position and results of operations. No such valuation allowance has been established to date, as we believe it is more likely than not that our deferred tax assets will be fully realized.

COMMITMENTS AND CONTINGENCIES. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

REVENUE RECOGNITION. Premium income, which is our main source of revenue, is generally recognized prorata over the respective period of each policy. Premium receivables are recorded net of an estimated allowance for uncollectible amounts. Some of our assumed reinsurance agreements with Physicians' Reciprocal Insurers ("PRI") contain adjustable premiums based upon loss experience and our financial statements include estimated adjustments accrued through the end of the reporting period corresponding with our loss experience under these agreements for the period.

Management fees of the reciprocal management segment, determined as a percentage of PRI's premiums, are recognized as billed and earned under the contract, which generally corresponds with the reported premiums written of PRI, net of an estimate for premium refunds, for the calendar year. Such management fees are estimated, billed and earned for quarterly reporting purposes based upon semi-annual estimates of the reported premiums written of PRI rather than actual written premiums for a quarter, which may vary significantly from quarter to quarter. This convention is used so that management fees are recognized more ratably over the period in relation to the services provided by the reciprocal management segment to PRI.

GENERAL

FPIC Insurance Group, Inc. ("FPIC") was formed in 1996 through a reorganization (the "Reorganization") in which it became the parent company of Florida Physicians Insurance Company, Inc. ("Florida Physicians") and McCreary Corporation ("McCreary"), a third-party administrator. Under the Reorganization, Florida Physicians' shareholders became the shareholders of FPIC and received five shares of FPIC common stock for each share of Florida Physicians common stock. In May 2001, we changed the name of Florida Physicians to First Professionals Insurance Company, Inc. ("First Professionals"). In January 2002, McCreary was merged into its subsidiary, Employers Mutual, Inc. ("EMI"), with EMI continuing as the surviving entity.

We have three main operating segments: insurance, reciprocal management and third-party administration ("TPA"). FPIC's primary sources of revenue are management fees and dividends from its subsidiaries. The main sources of revenue for these amounts are premiums earned and investment income (insurance segment) and claims administration and management fees and commission income (reciprocal management and TPA segments).

Our insurance segment specializes in professional liability insurance products and services for physicians, dentists, other healthcare providers and attorneys. On October 3, 2002, Interlex Insurance Company ("Interlex") entered into an agreement with an unrelated insurance organization to sell the renewal rights to all of its legal

professional liability policies. The reciprocal management segment contains our subsidiary Administrators For The Professions ("AFP"), which serves as the exclusive manager and attorney-in-fact for PRI, an insurance reciprocal in New York. We do not own PRI and so its financial statements are not consolidated or included in ours. Instead, PRI is similar to a mutual insurer and the risks and rewards of ownership basically vest with the policyholders of PRI. The reciprocal management segment also provides brokerage, administration and intermediary services for insurance and reinsurance programs to PRI and FPIC. Our TPA segment markets and administers self-insured plans for both large and small employers, including group accident and health, workers' compensation and general liability and property insurance. Our financial position and results of operations are subject to fluctuations due to a variety of factors and our historical results of operations are not necessarily indicative of future earnings.

RESULTS OF OPERATIONS

OVERVIEW: TWELVE MONTHS ENDED DECEMBER 31, 2002 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2001

For the year ended December 31, 2002, we reported a net loss of ($14.7) million, or ($1.56) per diluted share, compared to net income of $2.9 million, or $0.31 per diluted share, for the year ended December 31, 2001. Our net loss for 2002 includes a $29.6 million after-tax charge for the cumulative effect of accounting change related to the adoption of FAS 142 on goodwill and other intangible assets ($48.4 million pre-tax). The transitional impairment charges, resulting from the adoption of FAS 142, were associated entirely with our non-insurance segments. Our income before the cumulative effect of accounting change was $14.9 million, or $1.58 per diluted share, for the year ended December 31, 2002.

Our total revenues for the year ended December 31, 2002 increased 12% to $220.9 million from $197.6 million for the year ended December 31, 2001. The increase in revenues is primarily the result of price improvements on our core MPL business and growth in the number of policyholders. Net premiums earned on our MPL business increased 23% to $148.6 million for the year ended December 31, 2002 from $120.5 million for the year ended December 31, 2001. Revenues earned by our reciprocal management segment increased $2.4 million primarily as the result of an increase in claims administration and management fees earned. In addition, brokerage commissions earned by FPIC Intermediaries, Inc. ("Intermediaries") also increased when compared with the prior year.

Our total expenses for the year ended December 31, 2002 increased less than 1% to $197.2 million from $196.5 million for the year ended December 31, 2001. Net losses and LAE incurred for the year ended December 31, 2002 increased $11.3 million or 9% when compared with the year ended December 31, 2001. Net losses and LAE incurred on our MPL business increased 17% to $137.7 million for the year ended December 31, 2002 from $117.4 million for the year ended December 31, 2001. Net losses and LAE incurred in 2002 were also reduced by losses and LAE incurred of $39.0 million, which was ceded under the Hannover Re reinsurance agreement (see further discussion below regarding this agreement). The increase in net losses and LAE incurred for the year ended December 31, 2002, reflects the growth in our business, taking into consideration expected loss trends. The increases in total expenses were offset primarily by ceding commissions related to the Hannover Re finite reinsurance agreement and our adoption of FAS 142. The adoption of FAS 142 eliminated amortization expense of approximately $3.5 million for the year ended December 31, 2002.

One of the most significant financial developments for us in 2002 was our new finite reinsurance agreement with Hannover Re. It is supplemental to our other reinsurance programs and represents a very large additional reinsurance cession for us. The following table summarizes the effects of the Hannover Re agreement on our condensed consolidated income statement and balance sheet accounts. These pro-forma condensed consolidated financial statements are non-GAAP presentations and are not intended to serve as a substitute for our audited consolidated financial statements presented elsewhere. Instead, this presentation is intended to help discern the impact of the Hannover Re agreement in the context of the overall trends in our reported operating results and financial position for 2002 discussed elsewhere.

FPIC INSURANCE GROUP, INC.

CONDENSED PRO-FORMA ("NON-GAAP") CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND (LOSS) INCOME

As of and for the years ended December 31, 2002 and 2001 (in thousands, except common share data)

	2002	EFFECTS OF HANNOVER RE AGREEMENT	PRO-FORMA 2002 (EXCLUDING HANNOVER RE AGREEMENT)	PRO-FORMA 2002 VS 2001 % CHANGE	2001
ASSETS					
Total cash and investments	$ 538,720	(3,513)	542,233	23%	441,966
Due from reinsurers on unpaid losses and advance premiums	168,159	38,794	129,365	61%	80,410
Ceded unearned premiums	78,889	37,352	41,537	2%	40,794
Deferred policy acquisition costs	4,452	(5,229)	9,681	8%	9,001
Deferred income taxes	34,653	(4,507)	39,160	96%	19,944
Other	201,558	—	201,558	13%	178,707
Total assets	$ 1,026,431	62,897	963,534	25%	770,822
LIABILITIES AND SHAREHOLDERS' EQUITY					
Losses and loss adjustment expenses	$ 440,166	—	440,166	38%	318,483
Unearned premiums	173,421	—	173,421	18%	146,761
Reinsurance payable	96,470	60,196	36,274	36%	26,689
Deferred ceding commission	4,669	4,669	—	0%	—
Federal income tax payable	120	(3,527)	3,647	100%	—
Other	145,672	—	145,672	40%	104,315
Total liabilities	860,518	61,338	799,180	34%	596,248
Total shareholders' equity	165,913	1,559	164,354	-6%	174,574
Total liabilities and shareholders' equity	$ 1,026,431	62,897	963,534	25%	770,822
NET PREMIUMS WRITTEN	$ 140,248	(85,531)	225,779	54%	147,084
Revenues					
Net premiums earned	$ 151,684	(48,179)	199,863	52%	131,058
Net investment income	19,902	(1,075)	20,977	-10%	23,377
Other	49,279	—	49,279	14%	43,147
Total revenues	220,865	(49,254)	270,119	37%	197,582
EXPENSES					
Net losses and loss adjustment expenses	139,571	(39,025)	178,596	39%	128,346
Other underwriting expenses	19,155	(12,767)	31,922	23%	25,883
Other	38,429	—	38,429	-9%	42,267
Total expenses	197,155	(51,792)	248,947	27%	196,496
Income before income taxes and cumulative effect of accounting change	23,710	2,538	21,172	1850%	1,086
Less: Income tax expense (benefit)	8,834	979	7,855	-526%	(1,844)
Income before cumulative effect of accounting change	14,876	1,559	13,317	355%	2,930
Less: Cumulative effect of accounting change (net of tax)	29,578	—	29,578	100%	—
Net (loss) income	$ (14,702)	1,559	(16,261)	-655%	2,930
Basic (loss) earnings per common share	$ (1.57)	0.17	(1.73)	-658%	0.31
Diluted (loss) earnings per common share	$ (1.56)	0.17	(1.72)	-655%	0.31
Loss ratio	92%	81%	89%	-9%	98%
Underwriting expense ratio	13%	26%	16%	-20%	20%
GAAP underwriting (combined) ratio	105%	107%	105%	-11%	118%

OVERVIEW: TWELVE MONTHS ENDED DECEMBER 31, 2001 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2000

Net income for the year ended December 31, 2001, totaled $2.9 million, or $0.31 per diluted share, compared with net income of $0.6 million, or $0.06 per diluted share, for the year ended December 31, 2000. The 2001 results include the after-tax effects of $5.4 million for an adjustment made to increase reserves on prior years' business and $0.4 million in restructuring charges associated with our TPA operations. Improved pricing and growth in policyholders during 2001 generated significant top-line growth.

Total revenues for the year ended December 31, 2001 increased 9%, to $197.6 million, from $182.1 million for the year ended December 31, 2000. Annual revenue growth was driven primarily by growth in earned premiums, which contributed $10.6 million to such growth. Significant improvements in pricing and the addition of MPL policyholders, primarily in Florida and Missouri, were the primary source of premium growth. Commission income and claims administration and management fees earned by our non-insurance subsidiaries in New York and Florida also grew, contributing $7.2 million to the growth in total revenues. The growth in total revenues during 2001 was offset by a $1.4 million decline in investment income as a result of lower market yields.

Total expenses for the year ended December 31, 2001 increased 6%, to $196.5 million, from $185.1 million for the year ended December 31, 2000. Net losses and LAE incurred for the year ended December 31, 2001 increased $5.6 million or 5%, over the prior year. Excluding the prior year portions of pre-tax reserve charges in 2001 and 2000 of $8.6 million and $6.5 million, respectively, net losses and LAE incurred increased $3.5 million, or 3% during the year 2001. The increase reflects growth and the continuation of our policy to maintain our reserves at a conservative level. Other underwriting expenses also contributed to the increase in total expenses, primarily as a result of enhancements made to our financial and reporting systems and an increase in operating expenses related to growth in business. Offsetting the increases in expenses was a reduction in the allowance for bad debts of $1.0 million.

INSURANCE SEGMENT

Our insurance segment is made up of our four insurance subsidiaries, First Professionals, Anesthesiologists Professional Assurance Company ("APAC") and The Tenere Group, Inc. ("Tenere") companies, Intermed Insurance Company ("Intermed") and Interlex Insurance Company ("Interlex"). FPIC operations are also included in the insurance segment due to its size and prominence and the substantial attention the holding company devotes to the segment.

Effective October 3, 2002, we sold the renewal rights on Interlex's legal professional liability insurance business to a subsidiary of Professionals Direct, Inc., a non-affiliate, for $0.4 million. The sale of Interlex's renewal rights allows us to re-dedicate Interlex's capital to our core MPL business.

Financial and selected other data of our insurance segment for the years ended December 31, 2002, 2001 and 2000 is summarized in the table that follows.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

INSURANCE SEGMENT *(Dollar amounts are in thousands)*	2002	PERCENTAGE CHANGE	2001	PERCENTAGE CHANGE	2000
Direct and assumed premiums written	$ 344,727	40%	245,403	24%	197,280
Net premiums written	$ 140,248	-5%	147,084	-9%	161,931
Net premiums earned	$ 151,684	16%	131,058	9%	120,454
Net investment income	19,718	-14%	22,874	-6%	24,325
Commission income	8	-87%	62	-61%	157
Net realized investment gains	4,688	228%	1,429	420%	275
Finance charge and other income	1,251	71%	731	-52%	1,520
Intersegment revenue	2,351	14%	2,059	84%	1,121
Total revenues	179,700	14%	158,213	7%	147,852
Net losses and LAE incurred	139,571	9%	128,346	5%	122,766
Other underwriting expense	19,155	-26%	25,883	25%	20,640
Interest expense	4,827	6%	4,566	6%	4,291
Other expenses	456	-54%	998	-64%	2,789
Intersegment expense	3,414	-7%	3,652	-44%	6,571
Total expenses	167,423	2%	163,445	4%	157,057
Income (loss) from operations before taxes and cumulative effect of accounting change	12,277	335%	(5,232)	43%	(9,205)
Less: Income tax expense (benefit)	4,316	198%	(4,385)	30%	(6,280)
Income before cumulative effect of accounting change	7,961	1040%	(847)	71%	(2,925)
Less: Cumulative effect of accounting change	—	0%	—	0%	—
Net income (loss)	$ 7,961	1040%	(847)	71%	(2,925)
SELECTED INSURANCE SEGMENT INFORMATION					
Net paid losses and LAE on professional liability claims	$ 92,497	7%	86,535	-3%	88,903
Average net paid loss per professional liability claim closed with indemnity payment	$ 184	5%	176	1%	174
Total professional liability claims and incidents reported during the period	3,191	42%	2,251	14%	1,976
Total professional liability claims closed with indemnity payment	293	-5%	310	-6%	330
Total professional liability claims and incidents closed without indemnity payment	2,104	46%	1,442	13%	1,280
Professional liability policyholders (excludes policyholders under fronting arrangements)	16,915	21%	14,010	29%	10,902
Professional liability policyholders under fronting arrangements	4,544	1%	4,482	338%	1,024

Direct and assumed premiums written increased 40% to $344.7 million for the year ended December 31, 2002 from $245.4 million for the year ended December 30, 2001. The increase primarily results from rate increases realized and growth in the number of policyholders in our core MPL business. First Professionals implemented rate increases in January and December 2001, and again in December 2002; APAC implemented rate increases in July 2001 and 2002; and Intermed implemented rate increases in November 2001 and July 2002. We also experienced growth in direct premiums written under fronting arrangements for workers' compensation business of $19.4 million for the year ended December 31, 2002 when compared to the year ended December 31, 2001. The growth in direct premiums written was partially offset by a decline of $7.8 million in group accident and health

("A&H") programs for the year ended December 31, 2002, which were discontinued in November of 2001.

Direct and assumed premiums written increased 24% to $245.4 million for the year ended December 31, 2001 from $197.3 million for the year ended December 31, 2000. Excluding the effects of the non-recurring portion of assumed premiums under the 100% quota share reinsurance agreement written in the first quarter of 2000 between our insurance subsidiaries and PRI and the effects of the decline in premiums written under A&H programs of $16.7 million, direct and assumed premiums written increased approximately $99 million or 71%. The increase in direct and assumed premiums written is due to the effect of rate increases and growth in new business in our core MPL lines, and growth in premiums written under fronting arrangements. The growth in direct premiums written was partially offset by declines in other MPL assumed premiums written. Under the 100% quota share reinsurance agreement with PRI, we assumed the death, disability and retirement ("DD&R") risks under PRI's claims-made insurance policies and recognized assumed premiums written, net of a deferred credit, of approximately $34 million.

Net premiums written decreased 5% to $140.2 million for the year ended December 31, 2002 from $147.1 million for the year ended December 31, 2001. The decline in net premiums written is related to the finite quota share reinsurance agreement effective July 1, 2002 between our largest subsidiary, First Professionals, and Hannover Re. Under the terms of the Hannover Re agreement, we ceded approximately $50.8 million of our unearned premiums, and $34.7 million of our direct written premiums, net of other reinsurance. The agreement, which calls for First Professionals to cede quota share portions of its 2002 and 2003 written premiums, contains adjustable features, including a loss corridor, sliding scale ceding commissions and a cap on the amount of losses that may be ceded to the reinsurer. The effect of these features is to limit the reinsurers' aggregate exposure to loss and reduce the ultimate costs of this reinsurance to First Professionals as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by First Professionals. While First Professionals does not receive pro-rata protection relative to the amount of premiums ceded, the amount of reinsurance protection is significant, as determined in accordance with guidance under both GAAP and statutory accounting practices. In addition to ceding a significant portion of our risks to Hannover Re, the agreement also allows us to reduce our financial leverage and to realize immediate reimbursement for our up-front acquisition costs, which, in turn, lessens the strain on our capital.

Net premiums earned increased 16% to $151.7 million for the year ended December 31, 2002 from $131.1 million for the year ended December 31, 2001. The increase in net premiums earned is due to rate increases that we implemented and growth in the number of policyholders. Net premiums earned on our MPL business increased 23% to $148.6 million for the year ended December 31, 2002 from $120.5 million for the year ended December 31, 2001.

Net premiums earned increased 9% to $131.1 million for the year ended December 31, 2001 from $120.5 million for the year ended December 31, 2000. The increase in net premiums earned is less than the increase in direct and assumed premiums written for the same period primarily due to the inherent lag between written and earned premiums. In addition, as noted above, direct premiums written include premiums written under fronting agreements for which a relatively small portion of business is retained and therefore only a small portion of premium is ultimately earned. The increase in net premiums earned is due to growth in the number of policyholders and the effects of rate increases instituted by our insurance subsidiaries during 2001. Partially offsetting this increase was a decline in A&H premiums earned of 70%, to $7.2 million for the year ended December 31, 2001, from $24.1 million for the year ended December 31, 2000.

Net investment income declined 14% to $19.7 million for the year ended December 31, 2002 from $22.9 million for the year ended December 31, 2001. The decline in net investment income is primarily due to lower prevailing interest rates and reduced yields on fixed income investments, beginning in the second half of 2001. We also continued to hold significant funds in short-term invested cash in anticipation of possible improvements in fixed income rates rather than committing those funds to longer-term investments at historically low yields. On a consolidated basis, our total cash and investments grew to $538.7 million in 2002, up $96.7 million or 22% from $442.0 million in 2001. Once again, the effects of historically low yields have been offset at least to some extent by growth in cash and invested assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Net investment income decreased 6% to $22.9 million for the year ended December 31, 2001 from $24.3 million for the year ended December 31, 2000. The decrease in net investment income is primarily due to lower prevailing interest rates in fixed income securities. The effects of lower yields were offset to some degree by growth in cash and invested assets resulting from growth in insurance premiums. On a consolidated basis, our total cash and investments grew to $ 442.0 million in 2001, up $18.0 million or 4%, from $424.0 million in 2000.

Net realized investment gains increased 228% to $4.7 million for the year ended December 31, 2002 from $1.4 million for the year ended December 31, 2001. Our investment strategy remains focused on high quality, fixed income securities held for the long-term; however, certain securities may be liquidated from time to time in order to reposition the portfolio or to take advantage of current market and economic conditions. The increase in net realized investment gains in 2002 is a reflection of this strategy.

Net realized investment gains increased 420% to $1.4 million for the year ended December 31, 2001 from $0.3 million for the year ended December 31, 2000. We engaged new professional investment managers during 2001 as part of our overall investment strategy. While our investment strategy remains focused on high quality, fixed income securities, some changes have been made in our asset allocations among these types of securities to take advantage of changing market conditions. The increase in net realized investment gains coincides with the liquidation of investments associated with repositioning our investment portfolio.

Finance charges and other income increased 71% to $1.3 million for the year ended December 31, 2002 from $0.7 million for the year ended December 31, 2001. The increase in finance charges and other income is primarily the result of the sale of the renewal rights on Interlex's legal professional liability business, whereby we realized income in the amount of $0.4 million.

Finance charges and other income decreased 52% to $0.7 million for the year ended December 31, 2001 from $1.5 million for the year ended December 31, 2000. The decline in finance charges and other income is due to our decision to include a provision for finance charges within our Florida MPL policy premiums, rather than assessing finance charges separately.

Net losses and LAE incurred increased 9% to $139.6 million for the year ended December 31, 2002 from $128.3 million for the year ended December 31, 2001. Net losses and LAE incurred in 2002 were reduced by an increase in ceded losses and LAE incurred under the Hannover Re reinsurance agreement of $39.0 million. The increase in net losses and LAE incurred for the year ended December 31, 2002 reflects growth in business, taking into consideration expected loss trends. Our loss ratios for the years ended December 31, 2002 and 2001 were 92% and 98%, respectively. A loss ratio is defined as the ratio of loss and LAE incurred to net premiums earned. The 6% decrease in the reported loss ratio for the year ended December 31, 2002 is primarily due to a significant prior year reserve charge taken in 2001, which was not necessary in 2002 (-5%), loss expense reduction and productivity (-2%), our exit from our former group A&H business (-1%) and other (-1%); which were partially offset by the effects of the new Hannover Re agreement (3%).

Net losses and LAE incurred increased 5% to $128.3 million for the year ended December 31, 2001 from $122.8 million for the year ended December 31, 2000. The loss ratios for such periods were 98% and 102%, respectively. During the fourth quarter of 2001, we made a decision to adjust reserves upward by $8.8 million, pre-tax. Our decision to increase reserves reflects our policy to maintain our reserves at a conservative level. Excluding the prior year portions of pre-tax reserve charges in 2001 and 2000 of $8.6 million and $6.5 million, respectively, net losses and LAE incurred increased $3.5 million, or 3% during the year 2001. The increase in losses and LAE incurred was partially offset by a decline in our group A&H business corresponding with the withdrawal from our group A&H programs in 2001. The remaining increase is consistent with the growth in business during 2001 and continues to reflect our stated objective of maintaining our reserves at conservative levels, taking into consideration expected loss trends and all other pertinent considerations.

The loss and LAE reserves represent our best estimate of the ultimate cost of all losses incurred but unpaid and considers prior loss experience, loss trends, our loss retention levels and the expected frequency and severity of claims. The process of establishing reserves for property and casualty claims is a complex and uncertain process, requiring the use of informed estimates and judgments. Our estimates and judgments may be revised as

additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as the current legal environment affecting the settlement of our liability claims changes. Any such changes could result in future revisions in the estimates of losses or reinsurance recoverables, and would be reflected in our results of operations for the most recent period being reported coinciding with when the change occurs. We believe our reserves for losses and LAE are adequate; however, given the inherent uncertainty in reserve estimates, there can be no assurance that the ultimate amount of actual losses will not exceed the related amounts currently estimated. Furthermore, any such difference, either positive or negative, could have a material effect on our results of operations and financial position.

Other underwriting expenses decreased 26% to $19.2 million for the year ended December 31, 2002 from $25.9 million for the year ended December 31, 2001. The decline in other underwriting expenses is attributable to ceding commissions recognized under the terms of the finite quota share reinsurance agreement with Hannover Re in the amount of $13.2 million. In addition, First Professionals, our largest insurance subsidiary, performed a study of its 2001 expenses incurred in the administration of claims and based on the results of this study, decreased the amount of expenses allocated to LAE in 2002.

Other underwriting expenses increased 25% to $25.9 million for the year ended December 31, 2001 from $20.6 million for the year ended December 31, 2000. The increase in other underwriting expenses is primarily attributable to additional operating expenses associated with the growth in business and expenses incurred to improve our information systems. In addition, two of our insurance subsidiaries, First Professionals and APAC, increased their accruals for guarantee fund assessments by approximately $0.9 million, combined. Offsetting these increases was a reduction in the allowance for bad debts of $1.0 million.

Other expenses decreased 54% to $0.5 million for the year ended December 31, 2002 from $1.0 million for the year ended December 31, 2001. The decline in other expenses is due to our adoption of FAS 142. In accordance with FAS 142, we ceased the amortization of goodwill and indefinite-lived intangible assets during the first quarter of 2002.

Other expenses declined 64% to $1.0 million for the year ended December 31, 2001 from $2.8 million for the year ended December 31, 2000. Other expenses for the year 2000 included a non-recurring pre-tax severance charge of $1.8 million.

Income tax expense increased to $4.3 million for the year ended December 31, 2002 from an income tax benefit of $4.4 million for the year ended December 31, 2001. Income tax expense in 2002 increased primarily as a result of an increase in pre-tax income when compared with 2001. We recognized an income tax benefit in the prior year because our permanent differences, primarily tax-exempt interest, were greater than our pre-tax income. The effect of these permanent differences was proportionately less when compared with pre-tax income in 2002, resulting in tax expense at an effective rate of 37%. In 2001, we also engaged outside investment managers and began re-positioning investments including the re-positioning of investments in tax-exempt municipal securities to investments in taxable securities.

RECIPROCAL MANAGEMENT

Our reciprocal management segment is made up of AFP, our New York subsidiary, and its two wholly-owned subsidiaries, Intermediaries and Group Data Corporation ("Group Data"). AFP acts as administrator and attorney-in-fact for PRI, the second largest medical professional liability insurer for physicians in the state of New York. Intermediaries acts as a reinsurance broker and intermediary in the placement of reinsurance. Group Data acts as a broker in the placement of annuities for structured settlements. The segment also includes the business of Professional Medical Administrators, LLC ("PMA"), a 70% owned subsidiary. Effective January 1, 2003, FPIC owns 80% of PMA. PMA provides brokerage and administration services for professional liability insurance programs. Financial and selected other data for the reciprocal management segment for the years ended December 31, 2002, 2001 and 2000 is summarized in the table that follows.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

RECIPROCAL MANAGEMENT SEGMENT (Dollar amounts are in thousands)	2002	PERCENTAGE CHANGE	2001	PERCENTAGE CHANGE	2000
Claims administration and management fees	$ 24,341	6%	22,959	35%	17,044
Net investment income	141	-59%	344	35%	255
Commission income	3,732	50%	2,483	106%	1,203
Other income	83	-79%	399	-76%	1,679
Intersegment revenue	3,381	9%	3,111	-39%	5,124
Total revenues	31,678	8%	29,296	16%	25,305
Claims administration and management expenses	18,940	3%	18,420	23%	15,028
Interest expense	213	100%	—	100%	—
Other expenses	35	-98%	2,172	0%	2,172
Intersegment expense	1,577	4%	1,518	147%	614
Total expenses	20,765	-6%	22,110	24%	17,814
Income from operations before taxes and cumulative effect of accounting change	10,913	52%	7,186	-4%	7,491
Less: Income tax expense	4,309	52%	2,838	-9%	3,131
Income before cumulative effect of accounting change	6,604	52%	4,348	0%	4,360
Less: Cumulative effect of accounting change	24,363	100%	—	0%	—
Net (loss) income	$ (17,759)	-508%	4,348	0%	4,360
SELECTED RECIPROCAL MANAGEMENT SEGMENT INFORMATION					
Reciprocal premiums written under management	$ 186,924	4%	180,539	34%	134,321
Reciprocal statutory assets under management	$ 821,396	-2%	834,138	3%	811,770
Professional liability policyholders under management	10,547	6%	9,950	21%	8,210

Claims administration and management fees increased 6% to $24.3 million for the year ended December 31, 2002, from $23.0 million for the year ended December 31, 2001. The claims administration and management fees earned by AFP are comprised entirely of management fees from PRI and the increase is due to the growth in premiums written by PRI.

In accordance with the management agreement between AFP and PRI, AFP receives a management fee equal to 13% of PRI's direct premiums written, with an adjustment for expected return premiums. As such, our revenues and results of operations are financially sensitive to the revenues and financial condition of PRI. PRI, as an MPL insurer, is subject to many of the same types of risks as those of our insurance subsidiaries and MPL companies generally. Growth at PRI is subject to surplus constraints; however, as a reciprocal, PRI is able to operate at higher leverage ratios than non-reciprocals such as our insurance subsidiaries. Further, as allowed under New York insurance laws, PRI has requested and received permission from the New York State Insurance Department to follow the permitted practice of discounting its loss and LAE reserves. The New York State Insurance Department mandates PRI's rates, including rates charged for policies in excess of $1.3 million, which have been reinsured to First Professionals.

Claims administration and management fees increased 35% to $23.0 million for the year ended December 31, 2001, from $17.0 million for the year ended December 31, 2000. The increase in claims administration and management fees is due to an increase in the premiums written by PRI.

Commission income increased 50% to $3.7 million for the year ended December 31, 2002 from $2.5 million for the year ended December 31, 2001. The increase in commission income is due to an increase in brokerage commissions earned by Intermediaries for the placement of reinsurance, which is the result of an increase in written premiums placed and the rates for reinsurance. In addition, commission income of approximately $0.5 million was recognized as a result of a brokerage fee earned from Hannover Re related to the placement of our finite reinsurance agreement.

Commission income increased 106% to $2.5 million for the year ended December 31, 2001 from $1.2 million for the year ended December 31, 2000. The increase in commission income corresponds with the increase in the amount of reinsurance brokered by Intermediaries in 2001.

Other income decreased 79% to $0.1 million for the year ended December 31, 2002 from $0.4 million for the year ended December 31, 2001. Effective January 1, 2002, AFP and PRI amended the management agreement, including the elimination of the sharing by AFP of 10% of PRI's statutory net income or loss, which accounts for the decline in other income. The amendment was approved by the New York State Insurance Department.

Other income decreased 76% to $0.4 million for the year ended December 31, 2001 from $1.7 million for the year ended December 31, 2000. The decrease in other income is the result of lower statutory net income at PRI compared to the year 2000. The income received by AFP related to PRI's statutory net income for the years ended December 31, 2001 and 2000 was $0.3 million and $1.6 million, respectively. In accordance with the management agreement between AFP and PRI, through 2001, AFP received or paid an amount equal to 10% of PRI's statutory net income or loss.

Claims administration and management expenses increased 3% to $18.9 million for the year ended December 31, 2002 from $18.4 million for the year ended December 31, 2001. The increase in claims administration and management expenses for the year ended December 31, 2002 is due to an increase in operating expenses incurred to manage the growth in business at PRI, offset partially by a decline in risk management department expenses when compared to the year ended December 31, 2001. As noted above, the management agreement between AFP and PRI was amended in 2002. As part of the amended agreement, PRI is to reimburse AFP for 100% of risk management department expenses as compared with 50% under the former agreement.

Claims administration and management expenses increased 23% to $18.4 million for the year ended December 31, 2001 from $15.0 million for the year ended December 31, 2000. The increase in claims administration and management expense is primarily attributable to an increase in commission expense incurred as a result of growth in brokerage and administration business at AFP and PMA. Under terms of the management agreement between AFP and PRI, AFP is responsible for brokerage costs incurred by PRI. In addition, AFP incurred additional operating expenses related to the growth in direct business at PRI.

Interest expense increased to $0.2 million for the year ended December 31, 2002. The increase in interest expense is the result of the 2002 amendment to the management agreement between AFP and PRI. In accordance with the amended agreement, AFP has agreed to pay 6% annual interest on the 10% profit share amounts already earned and collected under the original agreement for 1999, 2000 and 2001, while those years remain open for possible future re-determination and adjustment, if any.

Other expenses decreased 98% to $0.04 million for the year ended December 31, 2002 from $2.2 million for the year ended December 31, 2001. The decline in other expenses is due to the effects of the adoption of FAS 142. In accordance with FAS 142, we ceased the amortization of goodwill and indefinite-lived intangible assets during the first quarter of 2002. The reciprocal management segment also recorded a transitional impairment charge of $24.4 million, after-tax, which is accounted for as the cumulative effect of accounting change. The non-cash transitional impairment charge primarily reflects certain intangibles and synergies, which, in our opinion, are opportunistic in nature and carry a significant degree of uncertainty; therefore, we treated these intangibles conservatively in the valuation required by FAS 142.

THIRD-PARTY ADMINISTRATION

Our TPA segment is made up of our subsidiary EMI. Financial and selected other data for our TPA segment for the years ended December 31, 2002, 2001 and 2000 is summarized in the table that follows.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

THIRD-PARTY ADMINISTRATION SEGMENT (Dollar amounts are in thousands)	2002	PERCENTAGE CHANGE	2001	PERCENTAGE CHANGE	2000
Claims administration and management fees	$ 12,693	1%	12,545	-3%	12,982
Net investment income	43	-73%	159	-33%	239
Commission income	2,475	-1%	2,503	19%	2,109
Net realized investment losses	—	100%	—	100%	(366)
Other income	8	-78%	36	-83%	213
Intersegment revenue	83	-89%	741	-52%	1,546
Total revenues	15,302	-4%	15,984	-4%	16,723
Claims administration and management expenses	13,958	-6%	14,784	-5%	15,541
Other expenses	—	-100%	1,327	-28%	1,834
Intersegment expense	824	11%	741	22%	606
Total expenses	14,782	-12%	16,852	-6%	17,981
Income (loss) from operations before taxes and cumulative effect of accounting change	520	160%	(868)	31%	(1,258)
Less: Income tax expense (benefit)	209	170%	(297)	32%	(437)
Income (loss) before cumulative effect of accounting change	311	154%	(571)	30%	(821)
Less: Cumulative effect of accounting change	5,215	100%	—	0%	—
Net loss	$ (4,904)	-759%	(571)	30%	(821)
SELECTED TPA SEGMENT INFORMATION					
Covered lives under employee benefit programs	109,171	31%	83,637	-23%	108,174
Covered lives under workers' compensation programs	38,100	1%	37,700	6%	35,600

Claims administration and management fees increased 1% to $12.7 million for the year ended December 31, 2002 from $12.5 million for the year ended December 31, 2001. Our results of operations for the period ended December 31, 2001 include our Albuquerque TPA division, which was disposed of in December 2001. Excluding the effect of the Albuquerque TPA division, claims administration and management fees increased $2.7 million for the year ended December 31, 2002, when compared with the year ended December 31, 2001. The increase in claims administration and management fees reflects growth in new business.

Claims administration and management fees declined 3% to $12.5 million for the year ended December 31, 2001 from $13.0 million for the year ended December 31, 2000. The decline in claims administration and management fees is due to the termination of certain non-profitable contracts at our Albuquerque division. Excluding the effect of the terminated contracts, claims administration and management fees increased $1.1 million for the year ended December 31, 2001, as compared to the same period in 2000.

Commission income was $2.5 million for the year ended December 31, 2002 and relatively flat when compared to commission income for the year ended December 31, 2001. The amount of premium placed by the TPA segment increased during the years 2002 and 2001; however, we decreased the commission rates paid by customers during 2002 and as a result, commission income was relatively flat when compared with the prior year.

Commission income increased 19% to $2.5 million for the year ended December 31, 2001 from $2.1 million for the year ended December 31, 2000. The increase in commission income corresponds with increases in the underlying rates paid by customers for reinsurance being placed by the TPA segment under alternative market arrangements.

Net realized investment losses for the year ended December 31, 2000 were $0.4 million, largely due to the write down of our investment in a joint venture, Bexar Credentials, Inc. ("Bexar") in the fourth quarter of 2000. Our stock in Bexar was redeemed for $70 thousand in cash and notes receivable in January 2001. All amounts receivable from the sale have been collected.

Claims administration and management expenses decreased 6% to $14.0 million for the year ended December 31, 2002 from $14.8 million for the year ended December 31,

2001. The decline in claims administration and management expenses is due to the disposition of our Albuquerque division. Excluding the effect of the Albuquerque TPA division, claims administration and management expenses increased $2.3 million for the year ended December 31, 2002, when compared with the year ended December 31, 2001. The increase in claims administration and management expenses is due to additional expenses incurred as the result of new business.

Claims administration and management expenses declined 5%, to $14.8 million for the year ended December 31, 2001 from $15.5 million for the year ended December 31, 2000. The decline in claims administration and management expenses is due to the termination of certain non-profitable contracts at our Albuquerque division. Excluding the effect of the terminated contracts, claims administration and management expenses increased $1.0 million for the year ended December 31, 2001, as compared to the same period in 2000.

Other expenses decreased 100% for the year ended December 31, 2002 from $1.3 million for the year ended December 31, 2001. The decline in other expenses is due to the adoption of FAS 142. In accordance with FAS 142, we ceased the amortization of goodwill and indefinite-lived intangible assets during the first quarter of 2002. In addition, and as noted above, in 2001 we recognized a pre-tax charge of approximately $0.6 million in connection with the disposition of the Brokerage Services, Inc. ("BSI") division of EMI in Albuquerque, New Mexico, which did not recur in 2002.

The TPA segment also recorded a transitional impairment charge of $5.2 million, after-tax in 2002, which is accounted for as the cumulative effect of accounting change. In our opinion, the non-cash transitional impairment charge primarily reflects changes in market conditions and an increase in competition in recent years in the markets served by the TPA segment.

For the year ended December 31, 2001, other expenses decreased 28%, to $1.3 million from $1.8 million for the year ended December 31, 2000. Excluding the restructuring charges taken during the fourth quarter of 2001 and 2000 mentioned below, other expenses declined 46%, to $0.7 million for the year ended December 31, 2001, from $1.3 million for the year ended December 31, 2000. The decrease in other expenses represents savings from our disposition of non-core businesses during 2000.

During the fourth quarter 2001, we incurred a pre-tax charge of approximately $0.6 million in connection with the disposition of BSI. Under the plan, we sold the division's assets and cancelled its service agreements with self-insured customers. Certain other contracts were retained and are serviced by our Jacksonville, Florida, division. The 2001 restructuring activity was a continuation of our consolidation of the TPA operations and concluded the restructuring activities of the Albuquerque division that began during 2000. We incurred a pre-tax charge of $0.5 million in 2000 related to this now disposed of division. Excluding the effects of the restructuring charges, the TPA segment incurred a net loss of approximately $0.2 million and $0.5 million for the years 2001 and 2000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION: DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

Cash and invested assets increased 22% to $538.7 million as of December 31, 2002 from $442.0 million as of December 31, 2001. The increase in cash and invested assets is due primarily to the growth in premiums and related cash flows from operating activities, which increased the amounts available for investment.

Premiums receivable increased 48% to $108.5 million as of December 30, 2002 from $73.4 million as of December 31, 2001. Approximately $28.3 million of the increase in premiums receivable is associated with growth in premiums written on our core MPL insurance business. Approximately $6.7 million of the increase in premiums receivable is associated with growth in premiums written under fronting arrangements for workers' compensation business.

Due from reinsurers on unpaid losses and advance premiums increased 109% to $168.2 million as of December 31, 2002 from $80.4 million as of December 31, 2001. Approximately $38.8 million of the increase is associated with reserves ceded under the finite reinsurance agreement with Hannover Re. The remaining increase in due from reinsurers on unpaid losses and advance premiums is primarily the result of the increase in the underlying reserves ceded to other insurance carriers under reinsurance arrangements associated with growth in our core MPL insurance business.

Ceded unearned premiums increased 93% to $78.9 million as of December 31, 2002 from $40.8 million as of December 31, 2001. Approximately $37.4 million of the increase is associated with the unearned premiums ceded under the finite reinsurance agreement with Hannover Re.

On August 2, 2002, Gerling Global Reinsurance Corporation of America ("Gerling"), one of our reinsurers, had its financial strength rating lowered by A.M. Best from A- (Excellent) to B+ (Very Good). On December 20, 2002, Gerling's A.M. Best rating was further downgraded to B- (Fair). These rating actions by A.M. Best followed an announcement by Gerling of its intention to exit the U.S. non-life reinsurance market. Since then, Gerling has essentially placed itself in voluntary run-off with respect to its U.S. non-life reinsurance business and A.M. Best has withdrawn Gerling's financial strength rating and replaced it with the designation "NR-3," which means that A.M. Best's rating methodology no longer applies. Gerling has participated in our excess of loss reinsurance programs in 2000 at 15%, and in 2001 and 2002 at 20%. Gerling has also provided facultative reinsurance coverage for non-standard risks. We replaced Gerling's participation in our reinsurance programs, effective with our renewal, as of January 1, 2003. As of December 31, 2002, the estimated amount of net reinsurance recoverables from Gerling was approximately $13 million, comprised of the gross recoverables from Gerling, less reinsurance payables to Gerling of approximately $4 million. Gerling is an authorized reinsurer in our markets; therefore, we do not hold collateral for these reinsurance recoverables.

Gerling's actions, including placing itself in run-off with respect to its U.S. non-life reinsurance business, have been voluntary and as recently as March 10, 2003, it has publicly stated that it is paying its outstanding claims. Consequently, we currently expect that Gerling will fully meet its obligations to us. We will continue to monitor developments at Gerling and should its financial condition worsen, we could, in-turn, recognize a charge for uncollectible reinsurance recoverables.

Deferred income taxes increased 74% to $34.7 million as of December 31, 2002 from $19.9 million as of December 31, 2001. The increase in deferred income taxes is primarily due to the adoption of FAS 142. As a result of the transitional impairment tests required by FAS 142, in 2002, we recognized a one-time, non-cash pre-tax charge of $48.4 million and recorded deferred tax assets for tax-deductible goodwill, in the amount of $18.8 million.

Goodwill decreased 72% to $18.9 million as of December 31, 2002 from $67.2 million as of December 31, 2001. The decrease in goodwill is due to the adoption of FAS 142. As a result of the transitional impairment tests required by FAS 142, we reduced the carrying value of goodwill at our reciprocal management and TPA segments. The transitional impairment charge at the reciprocal management segment primarily reflects certain intangibles and synergies, which, in our opinion, are opportunistic in nature and carry a relatively higher degree of uncertainty; therefore, we treated these intangibles conservatively in the valuation required by FAS 142. The transitional impairment charge at the TPA segment primarily reflects changes in market conditions and an increase in competition in recent years in the markets served by the TPA segment.

Other assets increased 313% to $54.6 million as of December 31, 2002 from $13.2 million as of December 31, 2001. Approximately $38.2 million of the increase in other assets is due to the sale of investments for which the proceeds from the sale had not been received at December 31, 2002 and a receivable from the broker was recorded. The increase in other assets is also attributable to receivables for amounts due under our fronting programs and an increase in amounts due from PRI related to a change in the management agreement between AFP and PRI, partially offset by the receipt of a state tax refund due to the overpayment of estimated taxes in 2001.

The liability for losses and LAE increased 38% to $440.2 million as of December 31, 2002 from $318.5 million as of December 31, 2001. Excluding the effect of the return of loss and LAE reserves of approximately $9.3 million on business previously assumed from PRI, which was commuted in the first quarter of 2002, the increase in our liability for loss and LAE was approximately $131.0 million. The increase in the liability for losses and LAE is primarily attributable to the growth in our core MPL book of business, taking into consideration expected loss trends and other pertinent considerations.

The loss and LAE reserves represent our best estimate of the ultimate cost of all losses incurred but unpaid and considers prior loss experience, loss trends, our loss retention levels and the expected frequency and severity of claims. The process of establishing reserves for property and casualty claims is a complex and uncertain process, requiring the use of informed estimates and judgments. Our estimates and judgments may be revised as additional experience and other data become available and are

reviewed, as new or improved methodologies are developed or as the current legal environment affecting the settlement of our liability claims changes. Any such changes could result in future revisions in the estimates of losses or reinsurance recoverables, and would be reflected in our results of operations for the most recent period being reported coinciding with when the change occurs. We believe our liability for losses and LAE is adequate; however, given the inherent uncertainty in reserve estimates, there can be no assurance that the ultimate amount of actual losses will not exceed the related amounts currently estimated. Furthermore, any such difference, either positive or negative, could have a material effect on our results of operations and financial position.

Unearned premiums increased 18% to $173.4 million as of December 31, 2002 from $146.8 million as of December 31, 2001. The increase in unearned premiums is the result of the growth in premiums written at our insurance subsidiaries.

Reinsurance payable increased 261% to $96.5 million as of December 31, 2002 from $26.7 million as of December 31, 2001. Approximately $60.2 million of the increase is the result of funds withheld under the terms of the finite reinsurance agreement with Hannover Re. The remaining increase in reinsurance payable is primarily the result of an increase in MPL premiums written.

Paid in advance and unprocessed premiums increased 41% to $14.1 million as of December 31, 2002 from $9.9 million as of December 31, 2001. The increase in paid in advance and unprocessed premiums is primarily the result of growth in our core MPL book of business.

Accrued expenses and other liabilities increased 142% to $75.7 million as of December 31, 2002 from $31.3 million as of December 31, 2001. Approximately $32.6 million of the increase in accrued expenses and other liabilities is related to the purchase of investments for which the costs from the purchase had not been paid at December 31, 2002 and a payable to broker was recorded. Approximately $4.9 million of the increase in accrued expenses and other liabilities is related to commissions payable associated with an increase in insurance business.

STOCK REPURCHASE PLANS

Under our stock repurchase programs, we may repurchase shares at such times, and in such amounts, as management deems appropriate, subject to the requirement of our credit facility. In accordance with an amendment to our credit facility dated November 21, 2002, we must obtain the consent of our lenders to repurchase any of our stock. We did not repurchase any shares during 2002. Since the commencement of these repurchase programs, we have repurchased 875,000 of our shares at a cost of approximately $16.2 million. A total of 365,500 shares remain available to be repurchased under the programs.

LIQUIDITY AND CAPITAL RESOURCES

The payment of losses and LAE, operating expenses, interest expense and income taxes in the ordinary course of business and the repayment of debt and assignment of collateral are the principal needs for our liquid funds. Cash provided by operating activities has been used to pay these items and was sufficient during 2002 to meet these needs. As reported in the consolidated statement of cash flows, we generated positive net cash from operating activities of $98.1 million for the year ended December 31, 2002. At December 31, 2002, we had cash and cash equivalents of $86.6 million and held fixed maturity debt securities with a fair value of approximately $9.2 million with scheduled maturities during the next twelve months. We believe that cash and cash equivalents as of December 31, 2002, combined with cash flows from operating activities and the scheduled maturities of investments in 2003, will be sufficient to meet our cash needs for operating purposes for at least the next twelve months. A number of factors could cause unexpected changes in liquidity and capital resources available, including but not limited to the following: (i) unexpected changes in premium revenue due to higher or lower than expected new business or retention of insurance policies in force; (ii) unexpected changes in the amounts needed to defend and settle claims; (iii) unexpected changes in operating costs, including new or increased taxes; (iv) failure of one or more of our reinsurers leading to uncollectible reinsurance recoverables; (v) possible impairments of our long term investments; and (vi) uncertainties surrounding the availability and costs associated with our bank credit financing.

Furthermore, liquidity and capital risks can come about as the result of the broader business and financial risks facing us including the uncertainties and factors disclosed in the Safe Harbor Disclosure. Many, if not most of these types of uncertainties, could have a corresponding and materially negative affect on our liquidity and capital

resources, as well as our financial condition and results of operations. In order to compensate for such risk, we: (i) maintain what management considers to be adequate reinsurance; (ii) monitor our reserve positions and regularly perform actuarial reviews of loss and LAE reserves; and (iii) attempt to maintain adequate asset diversification and liquidity (by managing our cash flow from operations coupled with the maturities from our fixed income portfolio investments).

As of December 31, 2002, we had an outstanding principal balance of $47.2 million under a senior credit facility with five banks. The senior credit facility is comprised of (i) a $37.5 million revolving credit facility (with a $15 million letter of credit sub-facility), which matures on August 31, 2004, and (ii) a $10.2 million term loan facility, repayable in quarterly installments of approximately $1.5 million. We have also deposited $3.0 million (of which, $1.0 million was deposited in January 2003) as collateral under the terms of the credit facility, and are required to either pre-pay principal or make additional collateral deposits of $0.35 million quarterly in 2003. The credit facility also requires that we pre-pay principal or make additional collateral deposits of approximately $1.3 million each at March 31 and June 30, 2004. Amounts outstanding under the credit facility bear interest at a variable rate, primarily based upon LIBOR plus a current margin of 3.0 percentage points, which may be reduced to a minimum of 2.75 percentage points as we reduce our outstanding indebtedness. In connection with our credit facility, we also entered into two-interest rate swap agreements (the "swap agreements"). We use the swap agreements to minimize fluctuations in cash flows caused by interest rate volatility and to effectively convert all of our floating-rate debt to fixed-rate debt.

We are not required to maintain compensating balances in connection with our credit facility but we are charged a fee on the unused portion, which ranges from 30 to 40 basis points. Under the terms of the credit facility, we are required to meet certain financial and non-financial covenants. Significant covenants are as follows: (i) total debt to cash flow available for debt service may not exceed 3.00:1; (ii) combined net premiums written to combined statutory capital and surplus may not exceed 1.75:1; (iii) funded debt to total capital plus funded debt may not exceed 0.27:1; (iv) the fixed charge coverage ratio may not be less than 2.00:1 at the end of each quarter through December 31, 2002, and thereafter the fixed charge coverage ratio may not be less than 2.25:1; and (v) combined gross premiums written to combined statutory capital and surplus may not exceed 2.75:1.

The credit facility also contains minimum equity and risk-based capital requirements and requires our insurance subsidiary, First Professionals, to maintain at least a B++ (Very Good) group rating from A.M. Best.

Should we fail to meet one or more of our loan covenants, such occurrence would be considered an event of default. If we were unable to provide an acceptable resolution for an event of default, our lenders would have the right to demand immediate repayment in full. Although we have consolidated cash and investments on hand and net cash flows from operating activities in excess of our outstanding debt, as explained further below, most of these funds are held and generated by our insurance subsidiaries, which are subject to regulatory requirements to maintain capital and surplus and dividend restrictions. Therefore, the majority of these funds are not available to the holding company. So, if repayment of our loans were accelerated, FPIC may not have sufficient liquidity from immediately available operating funds. In the case of a significant acceleration or demand for repayment in full, we may be required to secure replacement financing, raise additional capital, restructure our operations or sell assets, or a combination of these, in order to raise the funds necessary to repay our loans. Any such circumstances would likely have a material detrimental impact on our results of operations and financial condition.

On October 23, 2002, A.M. Best announced its decision to change our insurance group rating from A- (Excellent) with a negative outlook to B++ (Very Good) with a stable outlook. As a result of the rating change, we were temporarily in non-compliance with the credit facility. As a result of such non-compliance, we negotiated an amendment to the credit facility with our lenders. The terms and conditions of the credit facility described above reflect this amendment.

Shareholder dividends available from our insurance subsidiaries are subject to certain limitations imposed by Florida and Missouri laws. During 2003, these subsidiaries are permitted, within insurance regulatory guidelines, to pay dividends of approximately $12.5 million without prior regulatory approval.

The National Association of Insurance Commissioners has developed risk-based capital ("RBC") measurements for insurers, which have been adopted by the Florida and

Missouri Departments of Insurance. RBC measurements provide state regulators with varying levels of authority based on the adequacy of an insurer's adjusted surplus. At December 31, 2002, our insurance subsidiaries maintained adjusted surplus in excess of their required RBC thresholds.

Our insurance subsidiaries are also subject to assessment by the financial guaranty associations in the states in which they conduct business for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Generally, these associations can assess member insurers on the basis of written premiums in their particular states. In addition to standard assessments, the Florida and Missouri Legislatures may also levy special assessments to settle claims caused by certain catastrophic losses. We would be assessed on a basis of premiums written. During 2001, a special assessment was levied on First Professionals and APAC that totaled $0.9 million. No special assessments were made in 2002 or 2000. In addition, we could be subject to additional assessments in the future as a result of damages caused by catastrophic losses, such as a hurricane.

ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board ("FASB") issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. It requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, not necessarily at the date of an entity's commitment to an exit plan. As a result, some costs relating to the disposition may be deferred until later periods when they are incurred. The provisions of FAS 146 are effective for exit or disposal activities initiated after December 31, 2002. Accordingly, we will adopt this statement for applicable transactions occurring on or after January 1, 2003.

FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," amends FAS 123, "Accounting for Stock-Based Compensation," to provide transition guidance for a change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 for both annual and interim financial statements. FAS 148 is effective December 31, 2002. The adoption of FAS 148 did not have a material effect on our financial statements. The disclosure requirements of FAS 148 have been incorporated into Note 19 to the consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees issued or modified after December 31, 2002. We do not believe that the adoption of FIN 45's guidance will have a material effect on our financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 addresses whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns), or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. The provisions of FIN 46 are effective immediately for all VIEs created after January 31, 2003. With respect to VIEs created before February 1, 2003, FIN 46 would become effective for public companies no later than the beginning of the first interim or annual period beginning after June 15, 2003 (i.e., third calendar quarter of 2003). FIN 46 also requires that if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when it does become effective, that the enterprise is required to disclose certain information about it in all financial statements initially issued after January 31, 2003. We have considered the guidance contained in FIN 46 and, to date, have not identified any interests or relationships that we believe would be a variable interest in a VIE, as defined.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market and economic conditions, such as changes in interest rates, spreads among various asset classes, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how we managed those exposures as of December 31, 2002. Our market risk sensitive instruments are entered into for purposes other than trading.

The fair value of our debt and equity investment portfolio as of December 31, 2002 was approximately $437.0 million. Our investment portfolio was invested primarily in fixed maturity securities. The fixed maturity portfolio currently maintains an average Moody's credit quality of AA. We invest in securities with investment grade credit ratings, with the intent to minimize credit risks. As of December 31, 2002, our investments in below investment grade securities were less than 1% of the fixed income portfolio. These securities were downgraded subsequent to acquisition by FPIC. Approximately 54% of the fixed income portfolio is invested in securities rated AAA or its equivalent by investment rating services, 14% is AA, 19% is A, and 12% is BBB. We purchased collateral mortgage obligations in the context of our overall investment and asset class allocation strategy and, specifically, to help improve our yields and current income. Approximately 20% of our fixed income portfolio is allocated to the municipal sector. The balance is diversified through investments in treasury, agency, and corporate and mortgage-backed securities.

Generally, we do not invest in derivatives and do not currently use hedging strategies in our investment portfolio. However, we do have investments in two interest rate swaps to fix the interest rate in connection with our revolving credit facility and term loan.

The four market risks that can most directly affect the investment portfolio are changes in U.S. interest rates, credit risks, prepayment risks, and legislative changes, including changes in tax laws that might affect the taxation of our invested securities.

From time to time discussion arises in the United States Congress relative to changing or modifying the tax-exempt status of municipal securities. We stay abreast of possible legislative acts that could adversely affect the tax-exempt status of municipal securities. At present, there are no hedging or other strategies being used to minimize this risk. However, we have also reduced our concentration in tax-exempt municipal securities during 2002, as part of our overall investment strategy.

We manage risks associated with the changes in interest rates by attempting to manage the duration of our investments in relation to the duration of our anticipated liabilities (principally claim payments and related defense costs). Effective duration is a standard measure of interest rate sensitivity, which takes into account, among other things, the effect that changing interest rates will have on prepayments and the re-investment of these funds. The effective duration of our investment portfolio as of December 31, 2002 was 4.8 years. If prevailing market interest rates on investments in debt securities comparable to those we held as of December 31, 2002 were to increase 100 basis points, the fair value of our fixed maturity securities would have decreased approximately $21.0 million.

The amounts reported as cash flows in the table below for fixed maturities represent par values at maturity date, and exclude investment income and expenses and other cash flows. The fair values of fixed maturities are based upon quoted market prices or dealer quotes for comparable securities. The projected cash flows of the credit facility and term loan and operating leases approximate fair value as of December 31, 2002. The fair value of the interest rate swaps is estimated using quotes from brokers and represents the cash requirement if the existing agreement had been settled at year-end.

		Projected cash flows (in thousands)						December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
ASSETS								
Fixed maturity securities, Available for sale	$ 6,997	34,985	35,095	25,694	36,159	265,482	404,412	436,970
LIABILITIES								
Credit facility[1]	$ —	(37,000)	—	—	—	—	(37,000)	(37,000)
Term loan[1]	$ (5,833)	(4,375)	—	—	—	—	(10,208)	(10,208)
Interest rate swaps	$ —	—	—	—	—	—	—	(3,383)
Operating leases	$ (3,005)	(3,036)	(2,886)	(2,529)	(2,023)	(3,659)	(17,138)	(17,138)
WEIGHTED AVERAGE INTEREST RATE								
Fixed maturity securities	5.78%	4.65%	6.88%	6.16%	5.82%	6.13%		
Credit facility	4.19%	4.13%	—	—	—	—		
Term loan	4.21%	4.13%	—	—	—	—		
Interest rate swaps	4.98%	5.02%	—	—	—	—		

(1) In accordance with our amended Revolving Credit and Term Loan Agreement, we are also required to make mandatory principal prepayments on our Term Loan or provide liquid collateral acceptable to our lenders, in the amount of $0.35 million quarterly in 2003 and $1.3 million at March 31 and June 30, 2004.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with our accountants on accounting and financial disclosure matters.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
FPIC Insurance Group, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of (loss) income and comprehensive (loss) income, changes in shareholders' equity and cash flows, present fairly, in all material respects, the financial position of FPIC Insurance Group, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 10 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill following adoption of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Jacksonville, Florida
February 20, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

FPIC INSURANCE GROUP, INC.

As of December 31, 2002 and 2001 (in thousands, except common share data)

	2002	2001
ASSETS		
Cash and cash equivalents	$ 86,589	75,220
Bonds and U.S. Government securities, available for sale	436,970	348,949
Equity securities, available for sale	6	8
Other invested assets	10,801	13,534
Real estate	4,354	4,255
Total cash and investments	538,720	441,966
Premiums receivable, net of allowance for doubtful accounts of $400 and $734 in 2002 and 2001, respectively	108,494	73,362
Accrued investment income	5,998	4,605
Reinsurance recoverable on paid losses	6,529	7,305
Due from reinsurers on unpaid losses and advance premiums	168,159	80,410
Ceded unearned premiums	78,889	40,794
Property and equipment, net	4,334	4,727
Deferred policy acquisition costs	4,452	9,001
Deferred income taxes	34,653	19,944
Prepaid expenses	1,744	1,664
Goodwill	18,870	67,232
Intangible assets	1,034	1,317
Federal income tax receivable	—	5,273
Other assets	54,555	13,222
Total assets	$ 1,026,431	770,822
LIABILITIES AND SHAREHOLDERS' EQUITY		
Losses and loss adjustment expenses	$ 440,166	318,483
Unearned premiums	173,421	146,761
Reinsurance payable	96,470	26,689
Paid in advance and unprocessed premiums	14,060	9,942
Revolving credit facility	37,000	37,000
Term loan	10,208	16,042
Deferred credit	8,749	10,007
Deferred ceding commission	4,669	—
Federal income tax payable	120	—
Accrued expenses and other liabilities	75,655	31,324
Total liabilities	860,518	596,248
Commitments and contingencies (Note 17)		
Common stock, $.10 par value, 50,000,000 shares authorized; 9,390,795 and 9,337,755 shares issued and outstanding at December 31, 2002 and 2001, respectively	939	934
Additional paid-in capital	38,322	37,837
Accumulated other comprehensive income (loss)	5,525	(26)
Retained earnings	121,127	135,829
Total shareholders' equity	165,913	174,574
Total liabilities and shareholders' equity	$ 1,026,431	770,822

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FPIC INSURANCE GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000 (in thousands, except common share data)

	2002	2001	2000
REVENUES			
Net premiums earned	$151,684	131,058	120,454
Claims administration and management fees	37,034	35,504	30,026
Net investment income	19,902	23,377	24,819
Commission income	6,215	5,048	3,469
Net realized investment gains (losses)	4,688	1,429	(91)
Finance charge and other income	1,342	1,166	3,412
Total revenues	220,865	197,582	182,089
EXPENSES			
Net losses and loss adjustment expenses	139,571	128,346	122,766
Other underwriting expenses	19,155	25,883	20,640
Claims administration and management expenses	32,898	33,204	30,569
Interest expense	5,040	4,566	4,291
Other expenses	491	4,497	6,795
Total expenses	197,155	196,496	185,061
Income (loss) before income taxes and cumulative effect of accounting change	23,710	1,086	(2,972)
Less: Income tax expense (benefit)	8,834	(1,844)	(3,586)
Income before cumulative effect of accounting change	14,876	2,930	614
Less: Cumulative effect of accounting change (net of an $18,784 deferred income tax benefit, Note 10)	29,578	—	—
Net (loss) income	$ (14,702)	2,930	614
Basic (loss) earnings per common share	$ (1.57)	0.31	0.06
Diluted (loss) earnings per common share	$ (1.56)	0.31	0.06
Basic weighted average common shares outstanding	9,387	9,383	9,497
Diluted weighted average common shares outstanding	9,432	9,468	9,571
COMPREHENSIVE (LOSS) INCOME			
Net (loss) income	$ (14,702)	2,930	614
Other comprehensive income (loss):			
Cumulative effect of accounting change	—	124	—
Unrealized holding gains on debt and equity securities	8,966	1,198	14,697
Unrealized holding losses and amortization on derivative financial instruments	(183)	(2,819)	—
Income tax (benefit) expense related to unrealized gains and losses	(3,232)	503	(5,234)
Other comprehensive income (loss)	5,551	(994)	9,463
Comprehensive (loss) income	$ (9,151)	1,936	10,077

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FPIC INSURANCE GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000 (in thousands)

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	UNEARNED COMPENSATION	ACCUMULATED OTHER COMPREHENSIVE INCOME	RETAINED EARNINGS	TOTAL
Balance, December 31, 1999	$ 962	41,858	(231)	(8,495)	132,285	166,379
Net income	—	—	—	—	614	614
Compensation earned on issuance of stock options	—	—	126	—	—	126
Unrealized gain on debt and equity securities, net	—	—	—	9,463	—	9,463
Repurchase of shares, net	(24)	(4,031)	—	—	—	(4,055)
Balance, December 31, 2000	938	37,827	(105)	968	132,899	172,527
Net income	—	—	—	—	2,930	2,930
Cumulative effect of change in accounting principle (Note 2)	—	—	—	124	—	124
Compensation earned on issuance of stock options	—	—	105	—	—	105
Unrealized gain on debt and equity securities, net	—	—	—	778	—	778
Unrealized loss on derivative financial instruments, net	—	—	—	(1,896)	—	(1,896)
Repurchase of shares, net	(4)	10	—	—	—	6
Balance, December 31, 2001	934	37,837	—	(26)	135,829	174,574
Net loss	—	—	—	—	(14,702)	(14,702)
Unrealized gain on debt and equity securities, net	—	—	—	5,565	—	5,565
Unrealized loss on derivative financial instruments, net	—	—	—	(270)	—	(270)
Amortization of unrealized loss on derivative financial instruments	—	—	—	256	—	256
Issuance of shares	5	485	—	—	—	490
Balance, December 31, 2002	$ 939	38,322	—	5,525	121,127	165,913

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FPIC INSURANCE GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000 (in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net (loss) income	$ (14,702)	2,930	614
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Cumulative effect of accounting change, net of deferred tax benefit	29,578	124	—
Depreciation, amortization and accretion	7,960	14,398	9,916
Realized (gain) loss on sale of investments	(4,688)	(1,429)	91
Realized loss (gain) on sale of property and equipment	93	(17)	46
Noncash compensation	—	105	126
Net loss from equity investments	110	511	188
Deferred income tax expense (benefit)	844	(973)	(3,276)
Bad debt expense	668	191	1,139
Changes in assets and liabilities:			
Premiums receivable, net	(35,800)	(37,073)	(2,651)
Accrued investment income	(1,393)	1,327	(506)
Reinsurance recoverable on paid losses	776	614	6,830
Due from reinsurers on unpaid losses and advance premiums	(87,749)	(22,712)	702
Ceded unearned premiums	(38,095)	(30,687)	(3,824)
Deferred policy acquisition costs	(5,403)	(12,292)	(9,281)
Prepaid expenses	(80)	(2)	(536)
Federal income tax receivable (payable)	5,443	3,246	(4,390)
Other assets	(3,155)	(2,698)	(2,230)
Loss and loss adjustment expenses	121,683	37,188	8,203
Unearned premiums	26,660	46,695	7,763
Reinsurance payable	69,781	20,171	3,179
Paid in advance and unprocessed premiums	4,118	3,796	687
Deferred ceding commission	10,691	—	—
Accrued expenses and other liabilities	10,786	9,829	2,051
Net cash provided by operating activities	98,126	33,242	14,841
Cash flows from investing activities:			
Proceeds from sale or maturity of bonds and U.S. Government securities	313,313	221,596	59,373
Purchase of bonds and U.S. Government securities	(395,070)	(182,930)	(59,351)
Proceeds from sale of equity securities	—	566	966
Purchase of equity securities	—	(53)	—
Proceeds from sale of other invested assets	2,682	477	—
Purchase of other invested assets	(48)	—	(813)
Proceeds from sale of real estate	—	—	302
Purchase of real estate investments	(385)	(112)	—
Proceeds from sale of property and equipment	22	165	19
Purchase of property and equipment	(1,876)	(2,527)	(1,931)
Proceeds from sale of subsidiary	—	—	185
Purchase of subsidiary's net other assets and stock	—	—	(5)
Purchase of goodwill and intangible assets	—	—	(1,895)
Net cash (used in) provided by investing activities	(81,362)	37,182	(3,150)

Continued on next page.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FPIC INSURANCE GROUP, INC.

For the Years Ended December 31, 2002, 2001 and 2000 (in thousands)

	2002	2001	2000
Cash flows from financing activities:			
Receipt of proceeds from revolving credit facility and term loan	—	54,500	4,500
Payment on revolving credit facility	(5,833)	(68,677)	—
Issuance of common stock	438	238	1,824
Buyback of common stock	—	(232)	(5,878)
Net cash (used in) provided by financing activities	(5,395)	(14,171)	446
Net increase in cash and cash equivalents	11,369	56,253	12,137
Cash and cash equivalents at beginning of period	75,220	18,967	6,830
Cash and cash equivalents at end of period	$ 86,589	75,220	18,967
Supplemental disclosure of cash flow activities:			
Interest paid	$ 4,718	4,190	3,769
Federal income taxes paid	$ 6,293	540	3,556
Federal income tax refunds received	$ 4,958	3,300	—
Supplemental schedule of noncash investing and financing activities:			
Effective January 1, 2000, our insurance subsidiaries entered into a 100% quota share reinsurance agreement to assume the death, disability, and retirement risks under Physicians' Reciprocal Insurers' ("PRI") claims made insurance policies. We received cash and bonds in exchange for business assumed from PRI recorded as follows:			
Assumed unearned premium	$ —	—	33,749
Reduction in net goodwill and intangible assets	—	—	13,205
Receipt of bonds at market	—	—	(44,194)
Net cash received	$ —	—	2,760

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FPIC INSURANCE GROUP, INC.

Dollars in thousands, except per share amounts and elsewhere as noted

NOTE 1
ORGANIZATION AND NATURE OF OPERATIONS

FPIC Insurance Group, Inc. ("FPIC") was formed in 1996 in a reorganization of First Professionals Insurance Company, Inc. ("First Professionals," formerly named Florida Physicians Insurance Company, Inc.) and McCreary Corporation ("McCreary"). Under the reorganization plan, First Professionals' shareholders became the shareholders of FPIC. They received five shares of FPIC common stock for each share of their First Professionals' common stock. McCreary also became a subsidiary of FPIC. Effective January 1, 2002, McCreary was merged into its subsidiary, Employers Mutual, Inc. ("EMI"), with EMI continuing as the surviving entity. FPIC and its subsidiaries operate in three business segments: Insurance, Reciprocal Management and Third-Party Administration ("TPA"). The following table provides additional information about FPIC, its business segments and subsidiaries.

SEGMENT	NATURE OF BUSINESS, PRODUCTS AND SERVICES AND COMPANIES

INSURANCE	• Specializes in professional liability insurance products and related risk management services for physicians, dentists, and other healthcare providers.
	• FPIC subsidiaries[1]:
	  • First Professionals
	    • The Tenere Group, Inc. ("Tenere")
	      • Intermed Insurance Company ("Intermed")
	        • Interlex Insurance Company ("Interlex")
	        • Insurance Services, Inc. ("Insurance Services")
	        • Trout Insurance Services, Inc.
	  • Anesthesiologists Professional Assurance Company ("APAC")
	  • FPIC Insurance Agency, Inc. ("FPIC Agency")
	• Medical professional liability ("MPL") and legal professional liability ("LPL") insurance is primarily written in Florida and Missouri. FPIC is also licensed to write insurance in Alabama, Arizona, Arkansas, Delaware, Georgia, Illinois, Indiana, Kansas, Kentucky, Maine, Maryland, Michigan, Minnesota, Mississippi, Montana, Nevada, North Carolina, Ohio, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington and West Virginia.
	• Effective December 1, 2002, Interlex ceased writing LPL Insurance. Interlex sold the renewal rights to its LPL policies to an unrelated insurance organization on October 3, 2002.
	(1) FPIC, the holding company, is also grouped within the insurance segment.

RECIPROCAL MANAGEMENT	• Provides management, administrative and brokerage services to Physicians' Reciprocal Insurers ("PRI"), a professional liability insurance reciprocal that conducts business in the state of New York. (PRI is not a subsidiary of FPIC.) Reciprocal Management also provides reinsurance brokerage and administrative services to FPIC.
	• FPIC subsidiaries:
	  • Administrators For The Professions, Inc. ("AFP")
	    • FPIC Intermediaries, Inc. ("FPIC Intermediaries")
	    • Group Data Corporation ("Group Data")
	  • Professional Medical Administrators, LLC ("PMA") (70% owned by FPIC as of December 31, 2002; effective January 1, 2003, FPIC has an 80% ownership interest in PMA.)

TPA	• Provides administrative and claims management services to self-insured employer groups for group accident and health insurance, workers' compensation insurance and general liability and property insurance plans.
	• FPIC subsidiaries:
	  • EMI
	    • Professional Strategy Options, Inc.
	    • FPIC Services, Inc.

The main sources of revenue for FPIC are dividends and management fees from our subsidiaries. The main sources of revenue for the subsidiaries are premiums earned and investment income (insurance segment) and claims administration and management fees and commission income (reciprocal management and TPA segments).

Risks inherent in FPIC's operations include legal/regulatory risk, credit risk, underwriting risk and market risk. These risks are discussed below.

Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which FPIC operates will change and create additional costs or expenses not anticipated in pricing our products. That is, regulatory initiatives designed to reduce FPIC's profits or new legal theories may create costs for FPIC beyond those currently reflected in the consolidated financial statements. This risk is concentrated in Florida, Missouri and New York, where FPIC has written or assumed approximately 52%, 20% and 13%, respectively, of the insurance and reinsurance business we have retained for our own account.

Credit Risk is the risk that issuers of securities owned by FPIC will default, or other parties, primarily our insureds and reinsurers that owe FPIC money, will not pay. Financial instruments that potentially expose FPIC to concentrations of credit risk consist of fixed maturity investments, premiums receivable, deposits with reinsurers, and assets carried for reinsurance recoverable related to unpaid losses and LAE and unearned premiums. Reinsurers that are neither authorized nor accredited by applicable state insurance departments ("unauthorized reinsurers") are required to provide collateral in the form of an irrevocable letter of credit or investment securities held in a trust account to collateralize their respective balances due to FPIC. We have not experienced significant credit-related losses.

Underwriting Risk is the risk that actual ultimate losses are higher than the losses we estimated in our decisions regarding pricing and selecting of insured risks. Such criteria are generally based upon the expected loss experience for particular types, classes and geographic locations of the insured risks. Unlike other businesses, we must price and sell our insurance policies before the actual loss costs associated with those policies are known. Therefore, to the extent the actual insurance-related results of an insurer, before consideration of investment income, fail to correspond with the related pricing and/or selection criteria, an underwriting gain or loss occurs.

Market Risk is the risk that a change in interest rates will cause a decrease in the value of FPIC's investments. To the extent that liabilities come due more quickly than assets mature, we would have to sell assets prior to maturity and recognize a gain or loss.

NOTE 2
SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These financial statements include the accounts of FPIC and all of our wholly-owned and majority-owned subsidiaries. Certain other entities in which FPIC has a significant investment are reported on the equity basis. Intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES. Management is responsible for making estimates in the preparation of FPIC's financial statements. These estimates affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates most susceptible to change are those used in determining the liability for losses and loss adjustment expenses ("LAE"). Although these estimates can vary, we believe that the liability for losses and LAE is adequate. However, there can be no assurance that the estimated amounts will not differ from actual results.

CASH AND CASH EQUIVALENTS. For purposes of the consolidated statements of cash flows, FPIC considers cash equivalents to include all demand deposits, overnight investments and instruments with a maturity of three months or less.

INVESTMENTS. We account for our investments in debt and equity securities under Statement of Financial Accounting Standard No. ("FAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provisions of FAS 115, FPIC is required to classify investments in debt and equity securities into one of three categories: held-to-maturity, available-for-sale or trading. All of our investments in debt and marketable equity securities are classified as available-for-sale on the consolidated statements of financial position, with the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income.

Market values for debt and marketable equity securities were based on quoted market prices. Other invested assets include investments in two limited partnerships. One of these partnerships invests in stocks and other financial securities of both publicly and non-publicly traded companies, primarily in the insurance and financial services industries. The other partnership is a diversified real estate fund. FPIC also has a private equity investment in one corporation. The carrying values for these investments approximate their fair values.

In addition, FPIC has non-controlling interests in a corporation and another limited partnership, which are accounted for under the equity method of accounting due to the significance of FPIC's investment.

Income on investments includes the amortization of premium and accretion of discount on the yield-to-maturity method relating to debt securities acquired at other than par value. Realized investment gains and losses are determined on the basis of specific identification. Declines in the fair value of securities considered to be other than temporary, if any, would be recorded as realized losses in the consolidated statements of income. As of December 31, 2002, we did not hold any investment securities that were deemed to be other than temporarily impaired.

Real estate investments consist of a building, condominium units and developed land. These investments are carried at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the property (exclusive of land, which is non-depreciable), using the straight-line method. Estimated useful lives range from twenty-seven to thirty-nine years. Rental income and expenses are included in net investment income.

We periodically review our real estate investments for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the assets carrying value over its fair value.

REINSURANCE. We record our reinsurance contracts under the provisions of FAS 113, "Accounting and Reporting for Reinsurance on Short-Duration and Long-Duration Contracts." Net premiums written, net premiums earned, losses and LAE and underwriting expenses are reported net of the amounts related to reinsurance ceded to other companies. Amounts recoverable from reinsurers related to the portions of the liability for losses and LAE and unearned premiums ceded to them are reported as assets. Reinsurance assumed from other companies including assumed premiums written and earned, losses and LAE and underwriting expenses (principally ceding commissions) is accounted for in the same manner as direct insurance written.

Reinsurance recoverables include balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve FPIC from our primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to FPIC. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk with respect to the individual reinsurer that participates in our ceded programs to minimize our exposure to significant losses from reinsurer insolvencies. We hold collateral in the form of letters of credit or trust accounts for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the domiciliary Departments of Insurance.

PROPERTY AND EQUIPMENT. The cost of property and equipment is depreciated over the estimated useful lives of the related assets ranging from three to fifteen years. Depreciation is computed on the straight-line basis. Leasehold improvements are stated at cost less accumulated amortization and amortized over the shorter of the useful life or the term of the lease. Gains and losses upon asset disposal are taken into income in the year of disposition.

We periodically review our property and equipment for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and

its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the assets carrying value over its fair value.

DEFERRED POLICY ACQUISITION COSTS. Deferred policy acquisition costs consist primarily of commissions and premium taxes that are related to the production of new and renewal insurance business. Acquisition costs are deferred and amortized over the period in which the related premium is earned. Deferred policy acquisition costs are reviewed to determine if they are recoverable from future income, including investment income. If such costs are estimated to be unrecoverable, they are expensed. Commissions and brokerage fee expenses incurred by FPIC's non-insurance businesses are expensed as incurred.

INCOME TAXES. FPIC accounts for income taxes in accordance with FAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to the deferred tax assets will not be realized. We have not established a valuation allowance because we believe it is more likely than not that our deferred tax assets will be fully realized.

GOODWILL AND INTANGIBLE ASSETS. FPIC has made acquisitions in the past that have included goodwill and other intangible assets. Under accounting principles in effect through December 31, 2001, these assets were amortized as expense over their estimated useful lives. They were also tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis.

Effective January 1, 2002, we adopted FAS 142, "Goodwill and Other Intangible Assets." In accordance with FAS 142, goodwill and indefinite-lived intangible assets are no longer amortized. Instead, they are subject to an annual (or under certain circumstances more frequent) impairment test based on their estimated fair value. Other intangible assets that meet certain criteria continue to be amortized over their useful lives and are also subject to an impairment test based on estimated fair value. We completed the transitional impairment analysis required by FAS 142 during the first quarter 2002 and recorded an impairment charge of $29.6 million, net of an $18.8 million income tax benefit, as the cumulative effect of accounting change. There are many assumptions and estimates underlying the determination of an impairment loss. Another estimate using different, but still reasonable, assumptions could produce a significantly different result. Therefore, additional impairment losses could be recorded in the future.

See Notes 10 and 11 for a discussion of goodwill and intangible assets.

REVENUE RECOGNITION. Premiums are earned and recognized as revenues on a monthly pro rata basis over the terms of our insurance policies. Policy terms do not exceed one year. Unearned premiums represent the portion of written premiums that remain to be earned in future periods. Premiums received in advance of the policy year are recorded as premiums collected in advance in the consolidated statements of financial position. Claims administration and management fee income is comprised of revenues from the reciprocal management and TPA segments. Management fees of the reciprocal management segment, determined as a percentage of PRI's premiums, are recognized as billed and earned under the contract, which generally corresponds with the reported premiums written of PRI, net of an estimate for premium refunds, for the calendar year. Such management fees are estimated, billed and earned for quarterly reporting purposes based upon semi-annual estimates of the reported premiums written by PRI rather than actual written premiums for a quarter, which may vary significantly from quarter to quarter. This convention is used so that management fees are recognized more ratably over the period in relation to the services provided by the reciprocal management segment to PRI. Claims administration and management fees of the TPA segment are subject to contractual arrangements, some of which exceed one year. These revenues are recognized as earned and billed under the terms of these contracts, which generally correspond with the provision of services to customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

Commission income for both non-insurance segments is associated with the placement of reinsurance with outside reinsurers on behalf of PRI, various TPA customers and in some cases, FPIC, where commissions or brokerage fees related to a transaction are payable by the reinsurer. Commissions and brokerage fees are recognized as revenues at the later of the billing or the effective date as there is not an obligation to perform any services after that date.

LOSSES AND LOSS ADJUSTMENT EXPENSES. The liability for losses and LAE is based upon our best estimate of the ultimate cost of settling the claims (including the effects of inflation and other societal and economic factors). The estimated costs of settling claims is generally based upon past experience adjusted for current trends, and any other factors that would modify past experience. These liabilities are not discounted.

We use various actuarial techniques to estimate the liability for losses and LAE, including losses that have been incurred but not reported to us ("IBNR"), where applicable. These techniques generally consist of statistical analysis of historical experience and are commonly referred to as loss reserve projections. Our estimation process is generally performed by line of business, grouping contracts with like characteristics and policy provisions. Our decisions to use particular projection methods and the results obtained from those methods are evaluated by considering the inherent assumptions underlying the methods and the appropriateness of those assumptions to the circumstances. No single projection method is inherently better than any other in all circumstances. We generally apply multiple methods in determining our actuarial estimates.

Because the ultimate settlement of claims (including IBNR reserves) is subject to future events, no single claim or loss and loss adjustment expense reserve can be considered accurate with certainty. Our analysis of the reasonableness of loss and LAE reserve estimates does include consideration of the amount of potential variability in the estimate.

The liabilities for losses and LAE and the related estimation methods are continually reviewed and revised to reflect current conditions and trends. The resulting adjustments are reflected in current year net income. While management believes the liabilities for losses and LAE are adequate to cover the ultimate liability, the actual ultimate loss costs may vary from the amounts presently estimated and such differences may be material.

Amounts attributable to ceded reinsurance derived in estimating the liability for loss and LAE are reclassified as assets in the consolidated statements of financial position as required by FAS 113.

FPIC also has direct and assumed liabilities associated with covered extended reporting endorsements under claims-made MPL policy forms, which provide, at no additional charge, continuing MPL coverage for claims-made insureds in the event of death, disability or retirement. These liabilities, which possess elements of both loss reserves and pension-type liabilities, are carried within unearned premiums and are estimated using assumptions for mortality, morbidity, retirement, interest and inflation.

PER SHARE DATA. Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are calculated using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding during the period.

ACCOUNTING FOR STOCK-BASED COMPENSATION. FAS 123, "Accounting for Stock-based Compensation," requires the fair value of stock options and other stock-based compensation issued to employees to either be recognized as compensation expense in the income statement, or be disclosed as a pro-forma effect on net income and earnings per share in the footnotes to FPIC's consolidated financial statements. FPIC elected to adopt FAS 123 on a disclosure basis only and measures stock-based compensation in accordance with Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," using intrinsic values with appropriate disclosures under the fair value based method as required by FAS 123 and the new accounting pronouncement FAS 148 (see the discussion of FAS 148 as follows.)

COMMITMENTS AND CONTINGENCIES. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

INTEREST RATE SWAP. We account for our interest rate swaps in accordance with FAS 133, "Accounting for

Derivative Instruments and Hedging Activities" as amended by FAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." FPIC uses derivative financial instruments to manage market risks related to changes in interest rates associated with its revolving credit facility and term loan. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from the counter parties are included as adjustments to accrued interest. See Note 15 for additional information related to the interest rate swaps. FPIC does not currently hold and has not issued any other derivative financial instruments.

RECLASSIFICATION. Certain amounts for 2001 and 2000 have been reclassified to conform to the 2002 presentation.

NEW ACCOUNTING PRONOUNCEMENTS. In June 2002, the Financial Accounting Standards Board ("FASB") issued FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. It requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, not necessarily at the date of an entity's commitment to an exit plan. As a result, some costs relating to the disposition may be deferred until later periods when they are incurred. The provisions of FAS 146 are effective for exit or disposal activities initiated after December 31, 2002. Accordingly, we will adopt this statement for applicable transactions occurring on or after January 1, 2003.

FAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," amends FAS 123, "Accounting for Stock-Based Compensation," to provide transition guidance for a change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FAS 123 for both annual and interim financial statements. FAS 148 is effective December 31, 2002. The adoption of FAS 148 did not have a material effect on our financial statements. The disclosure requirements of FAS 148 have been incorporated into Note 19.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees issued or modified after December 31, 2002. We do not believe that the adoption of the FIN 45's guidance will have a material effect on our financial position.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 addresses whether certain types of entities, referred to as variable interest entities ("VIEs"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns), or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. The provisions of FIN 46 are effective immediately for all VIEs created after January 31, 2003. With respect to VIEs created before February 1, 2003, FIN 46 would become effective for public companies no later than the beginning of the first interim or annual period beginning after June 15, 2003 (i.e., third calendar quarter of 2003). FIN 46 also requires that if it is reasonably possible that an enterprise will consolidate or disclose information about a VIE when it does become effective, that the enterprise is required to disclose certain information about it in all financial statements initially issued after January 31, 2003. We have considered the guidance contained in FIN 46 and, to date, have not identified any interests or relationships that we believe would be a variable interest in a VIE, as defined.

NOTE 3
BUSINESS ACQUISITIONS

On March 22, 2000, FPIC entered into agreements (the "new agreements") with the sellers of McCreary and EMI to lock in the remaining payments due under their prior respective acquisition agreements, and thereby effectively eliminated the contingent terms under those agreements. Under the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

new agreements, FPIC paid the sellers of McCreary $1.7 million on July 31, 2000, and agreed to pay the sellers of EMI $227 and $538 on March 27, 2000 and March 1, 2001, respectively. These payments increased the original purchase price and the recorded goodwill, accordingly.

NOTE 4
FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using valuation techniques, such as discounting estimated future cash flows using a rate commensurate with the risks involved or other acceptable methods. These techniques involve uncertainties and are significantly affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, prepayments, discount rates, estimates of future cash flows, future anticipated loss experience and other factors. Changes in assumptions could significantly affect these estimates. Independent market data may not be available to validate those fair value estimates that are based on internal valuation techniques. Moreover, such fair value estimates may not be indicative of the amounts that could be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair values, the fair values of FPIC's financial instruments may not be comparable to those of other companies.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of FPIC. For certain assets and liabilities, the information required is supplemented with additional information relevant to an understanding of the fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents – Carrying value approximates the fair value because of the short maturity of these instruments.

Bonds and equity securities – Fair value was estimated based on bid prices published in financial newspapers.

Other invested assets – Carrying value approximates the fair value.

Revolving credit facility – Carrying value approximates the fair value.

Term loan – Carrying value approximates the fair value.

Interest rate swaps – Fair value was estimated using quotes from brokers and represents the cash requirement if the existing agreement had been settled at year-end.

The following table presents the carrying values and estimated fair values of FPIC's financial instruments as of December 31, 2002 and 2001.

	DECEMBER 31, 2002		DECEMBER 31, 2001	
	CARRYING VALUE	ESTIMATED FAIR VALUE	CARRYING VALUE	ESTIMATED FAIR VALUE
Financial assets				
Cash and cash equivalents	$ 86,589	86,589	75,220	75,220
Bonds	436,970	436,970	348,949	348,949
Equity securities	6	6	8	8
Other invested assets	10,801	10,801	13,534	13,534
Total financial assets	$ 534,366	534,366	437,711	437,711
Financial liabilities				
Revolving credit facility	$ 37,000	37,000	37,000	37,000
Term loan	10,208	10,208	16,042	16,042
Interest rate swaps	3,383	3,383	2,943	2,943
Total financial liabilities	$ 50,591	50,591	55,985	55,985

NOTE 5
INVESTMENTS

The amortized cost and estimated fair value of investments in debt and equity securities as of December 31, 2002 and 2001 were as follows:

2002	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Bonds				
Corporate securities	$ 166,161	5,722	894	170,989
United States Government agencies and authorities	104,604	3,196	50	107,750
States, municipalities and political subdivisions	86,849	2,746	497	89,098
Mortgage-backed securities	67,563	1,647	77	69,133
Total bonds	425,177	13,311	1,518	436,970
Equity securities				
Common stocks	7	—	1	6
Total equity securities	7	—	1	6
Total securities available-for-sale	$ 425,184	13,311	1,519	436,976
2001				
Bonds				
Corporate securities	$ 104,175	2,357	1,814	104,718
United States Government agencies and authorities	47,157	945	45	48,057
States, municipalities and political subdivisions	94,304	1,999	1,225	95,078
Mortgage-backed securities	100,488	1,693	1,085	101,096
Total bonds	346,124	6,994	4,169	348,949
Equity securities				
Common stocks	7	2	1	8
Total equity securities	7	2	1	8
Total securities available-for-sale	$ 346,131	6,996	4,170	348,957

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

The amortized cost and estimated fair value of debt securities at December 31, 2002 by contractual maturity are shown below. Expected maturities will differ from contractual maturities, because borrowers have the right to call or prepay these obligations with or without call or prepayment penalties.

	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 9,117	9,230
Due after one year through five years	135,407	139,990
Due after five years through ten years	146,243	149,010
Due after ten years	66,847	69,607
	357,614	367,837
Mortgage-backed securities	67,563	69,133
	$ 425,177	436,970

As of December 31, 2002, investments in securities and cash with an amortized cost of $15,168 and a market value of $16,546 were on deposit with the insurance departments in various states as required by law. Investments in securities and cash with an amortized cost of $86,116 and a market value of $88,850 were held in trust as collateral for reinsurance assumed as required by law in various states in which we assume insurance business.

Net investment income for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Bonds	$ 20,714	21,722	23,310
Equity securities	—	6	43
Real estate	534	772	539
Short-term investments	805	1,407	449
Other invested assets	102	(138)	1,438
Cash on hand and on deposit	416	752	876
	22,571	24,521	26,655
Less: investment expense	(2,669)	(1,144)	(1,836)
Net investment income	$ 19,902	23,377	24,819

Proceeds from sales and maturities of bonds were $313,313, $221,596 and $59,373, for the years ended December 31, 2002, 2001 and 2000, respectively. Proceeds from sales of equity securities were $566 and $966 for the years ended December 31, 2001 and 2000, respectively. Gross gains of $8,769, $4,530 and $168 were realized on sales of debt and equity securities for the years ended December 31, 2002, 2001 and 2000, respectively. Gross losses of $4,092, $3,101 and $3 were realized on sales of debt and equity securities for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002, FPIC's other invested assets included investments in three limited partnerships and two private corporations. These assets were recorded at an aggregate value of $10,801 and $11,334 at December 31, 2002 and 2001, respectively. FPIC sold its investment in HCIF Management Company during November 2002 and received payment in the amount $174. In December 2002, FPIC sold its investment in Renaissance LLP and recorded a note receivable in the amount $2,037, all of which has been collected in 2003. In January 2001, FPIC's investment in a joint venture, Bexar Credentials Inc., was redeemed for $70.

NOTE 6
REAL ESTATE INVESTMENTS

At December 31, 2002 and 2001, real estate investments consisted of the following:

	2002	2001
Land and building	$ 5,667	5,283
Condominium units	261	261
Other	38	38
	5,966	5,582
Less: accumulated depreciation	(1,612)	(1,327)
Net real estate investments	$ 4,354	4,255

Total depreciation expense on real estate investments was $286, $256 and $256 in 2002, 2001 and 2000, respectively.

NOTE 7
PROPERTY AND EQUIPMENT

At December 31, 2002 and 2001, property and equipment consisted of the following:

	2002	2001
Furniture, fixtures and equipment	$ 3,333	3,133
Data processing equipment and software	8,393	7,487
Leasehold improvements	1,351	1,203
Automobiles	251	313
	13,328	12,136
Less: accumulated depreciation	(8,994)	(7,409)
Net property and equipment	$ 4,334	4,727

NOTE 8
DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Beginning balance	$ 9,001	5,967	2,789
Additions	6,707	12,293	8,795
Amortization expense	(9,952)	(9,259)	(5,617)
Reductions	(1,304)	—	—
Ending balance	$ 4,452	9,001	5,967

During 2002, we recorded a charge related to our MPL business at Intermed, as it was estimated that not all of its deferred policy acquisition costs were recoverable. As a result, deferred policy acquisition costs were reduced by the amount $1,304.

NOTE 9
INCOME TAXES

FPIC's provision for income taxes for 2002, 2001 and 2000 consisted of the following:

	2002	2001	2000
Current expense (benefit)			
Federal	$ 6,605	(1,205)	(936)
State	1,385	334	626
Total	7,990	(871)	(310)
Deferred expense (benefit)			
Federal	767	(1,149)	(2,943)
State	77	176	(333)
Total	844	(973)	(3,276)
Net income tax expense (benefit)	$ 8,834	(1,844)	(3,586)

The provision for income taxes differs from the statutory corporate tax rate of 35% for 2002, 2001 and 2000 as follows:

	2002	2001	2000
Computed "expected" tax expense (benefit)	$ 8,298	380	(1,040)
Municipal bond interest	(1,309)	(2,416)	(2,851)
State income taxes, net of Federal benefit	950	332	190
Prior year adjustments upon IRS examination	544	—	—
Other, net	351	(140)	115
Actual income tax expense (benefit)	$ 8,834	(1,844)	(3,586)

At December 31, 2002 and 2001, the significant components of the net deferred tax asset were as follows:

	2002	2001
Deferred tax assets arising from:		
Goodwill	$ 15,231	—
Loss reserve discounting	9,399	11,775
Unearned premium reserves	9,044	11,719
Net operating loss carry forward	2,221	925
Deferred ceding commission	1,801	—
Unrealized losses on securities	2,069	341
Benefit plans	1,188	521
Other	1,251	64
Total deferred tax assets	42,204	25,345
Deferred tax liabilities arising from:		
Unrealized gains on securities	4,413	—
Deferred policy acquisition costs	2,626	3,530
Goodwill	—	1,534
Other	512	337
Total deferred tax liabilities	7,551	5,401
Net deferred tax asset	$ 34,653	19,944

Net deferred tax assets and Federal income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would influence management's conclusions as to the ultimate realizability of deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

During 2002, FPIC concluded examinations by the Internal Revenue Service ("IRS") of its consolidated Federal income tax returns for the years ended December 31, 1998 and 1999. As a result of these examinations, a net additional provision for income taxes was recognized in the amount of $554. FPIC is scheduled to undergo an IRS examination of its Federal income tax returns for the years ended December 31, 2000 and 2001, beginning in April of 2003. Based on the results of our recently completed IRS examinations, we believe that our income tax returns are correct and in compliance with applicable tax laws in all material respects. However, there can be no assurance that additional tax adjustments and related penalties and interest will not be proposed and incurred as a result of an IRS examination.

NOTE 10
GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Beginning balance	$ 67,232	70,754	71,851
Additions at cost	—	—	2,557
Reductions at cost	—	—	(46)
Transitional impairment charge under FAS 142	(48,362)	—	—
Amortization expense	—	(3,522)	(3,608)
Ending balance	$ 18,870	67,232	70,754

FPIC adopted FAS 142 effective January 1, 2002. In connection with the adoption, in the first quarter of 2002, FPIC discontinued the amortization of goodwill and engaged independent valuation consultants to perform transitional impairment tests at each of its operating segments: insurance, reciprocal management and TPA. These operating segments meet the reporting unit requirements as defined by FAS 142.

The fair values for each of the reporting units were calculated using one or more of the following approaches: (i) market multiple approach; (ii) discounted cash flow ("DCF") approach; and/or (iii) asset approach.

- Under the market multiple approach, the values of the reporting units were based on the market prices and performance fundamentals of similar public companies.
- Under the DCF approach, the values of the reporting units were based on the present value of the projected future cash flows to be generated.
- Under the asset approach, the value of a reporting unit is the difference in the fair value of total assets and the fair value of total liabilities. The fair value of each asset and liability may in turn be estimated using an income approach, market approach or cost approach.

Based on the results of the impairment tests, goodwill was not deemed to be impaired at the insurance segment, since the fair value of the reporting unit exceeded its carrying value. Therefore, the second step of the goodwill impairment test was not performed. However, the carrying values of the reciprocal management and TPA segments exceeded their respective fair values, indicating a potential impairment of goodwill. Under step 2 of the test, the implied fair values of the reciprocal management and TPA goodwill were compared to their carrying values to measure the amount of impairment loss. As a result, a non-cash transitional impairment charge of $48,362 ($29,578, net of an income tax benefit of $18,784) was recognized and recorded as a cumulative effect of accounting change in the accompanying consolidated statements of income for the year ended December 31, 2002. The results of the transitional impairment tests and charges were as follows:

	INSURANCE	RECIPROCAL MANAGEMENT	THIRD-PARTY ADMINISTRATION	TOTAL
Balance as of December 31, 2001	$ 10,833	49,140	7,259	67,232
Impairment charge	—	(41,103)	(7,259)	(48,362)
Balance as of December 31, 2002	$ 10,833	8,037	—	18,870

The transitional impairment charge at the reciprocal management segment primarily reflects certain intangibles and synergies, which, in our opinion, are opportunistic in nature and carry a relatively significant degree of uncertainty; therefore, we treated these intangibles conservatively in the valuation required by FAS 142. The transitional impairment charge at the TPA segment primarily reflects changes in market conditions and an increase in competition in recent years in the markets served by FPIC's TPA segment. The following table provides comparative disclosures of net income excluding the cumulative effect of accounting change and goodwill amortization, net of taxes, for 2002, 2001 and 2000.

	2002	2001	2000
Net (loss) income:			
Net (loss) income, as reported	$(14,702)	2,930	614
Cumulative effect of accounting change	29,578	—	—
Net income, adjusted	14,876	2,930	614
Goodwill amortization, net of tax	—	2,157	2,157
Net income, comparative	$ 14,876	5,087	2,771
Basic (loss) earnings per common share:			
Net (loss) income, as reported	$ (1.57)	0.31	0.06
Cumulative effect of accounting change	3.15	—	—
Net income, adjusted	1.58	0.31	0.06
Goodwill amortization, net of tax	—	0.23	0.23
Net income, comparative	$ 1.58	0.54	0.29
Diluted (loss) earnings per common share:			
Net (loss) income, as reported	$ (1.56)	0.31	0.06
Cumulative effect of accounting change	3.14	—	—
Net income, adjusted	1.58	0.31	0.06
Goodwill amortization, net of tax	—	0.23	0.23
Net income, comparative	$ 1.58	0.54	0.29

NOTE 11
INTANGIBLE ASSETS

At December 31, 2002, 2001 and 2000, identifiable intangibles consisted of the following:

	As of December 31, 2002		As of December 31, 2001		As of December 31, 2000	
	Gross Balance	Accumulated Amortization	Gross Balance	Accumulated Amortization	Gross Balance	Accumulated Amortization
Trade secrets	$ 1,500	675	1,500	525	1,500	375
Non-compete agreements	500	321	500	250	500	179
Other	305	275	305	213	305	152
Total	$ 2,305	1,271	2,305	988	2,305	706
Aggregate amortization expense:						
2000	$ 282					
2001	$ 282					
2002	$ 283					
Estimated amortization expense:						
2003	$ 252					
2004	$ 221					
2005	$ 186					
2006	$ 150					
2007	$ 150					

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

NOTE 12
LIABILITY FOR LOSSES AND LAE

Activity in the liability for loss and LAE for the years ended December 31, 2002, 2001, and 2000 was as follows:

	2002	2001	2000
Gross balance, January 1	$ 318,483	281,295	273,092
Less reinsurance recoverables	80,410	57,698	58,400
Net balance, January 1	238,073	223,597	214,692
Incurred related to:			
Current year	137,155	119,734	116,246
Prior years	2,416	8,612	6,520
Total incurred	139,571	128,346	122,766
Paid related to:			
Current year	9,130	17,980	22,592
Prior years	96,507	95,890	91,269
Total paid	105,637	113,870	113,861
Net balance, December 31	272,007	238,073	223,597
Plus reinsurance recoverables	168,159	80,410	57,698
Gross balance, December 31	$ 440,166	318,483	281,295

Incurred losses and LAE for claims related to prior years represent the changes in estimates charged or credited to earnings in the current year with respect to the liabilities that originated and were established in prior years. Information regarding incurred losses and LAE is accumulated over time and the estimates of the liability are revised accordingly, resulting in gains or losses in the period revisions are made.

In the year 2000, most of the prior years reserve increase occurred on claims reported to us in 1997 and 1998. We made this increase primarily because upon re-estimation we determined that severity (the average cost of a claim) had increased more than we expected. We also increased reserves on other lines of business at First Professionals in 2000, including its now discontinued accident and health line and its assumed reinsurance. The upward development on prior years' reserves in 2001 included some increase in the initial estimate for 2000 MPL losses and LAE. In addition and while most claims and incidents reported are closed without a loss payment, we also raised our estimates relative to the ratio of claims closed with a loss payment to all claims and incidents closed in 2000 and 2001.

NOTE 13
REINSURANCE

FPIC cedes certain premiums and losses to other insurance and reinsurance carriers under various reinsurance agreements and fronting programs. FPIC's reinsurance agreements do not relieve FPIC from its obligations as primary insurer to its policyholders. To the extent that any reinsurer might be unable to meet its obligations, FPIC would nonetheless continue to be liable to its policyholders for the insured losses and LAE.

In 2002, FPIC reinsured under its main excess of loss program losses incurred in excess of $500 (retention on FPIC's anesthesiology programs was $375 per loss because 25% of that business is already ceded to American Professional Assurance Ltd. ("APAL"), a Cayman Island insurance company of which FPIC owns 9.9%). In 2000 and 2001, we reinsured losses incurred under this program in excess of $250 (retention on FPIC's anesthesiology programs was $187 per loss because of the program between FPIC and APAL). The 2001 and 2000 programs included an annual aggregate deductible. In 2001, FPIC's annual aggregate deductible was 10.73% of subject written premium or approximately $12.9 million. In 2000, FPIC's annual aggregate deductible was $9.0 million.

The effect of reinsurance on premiums written and earned for the years ended December 31, 2002, 2001 and 2000, was as follows:

	2002		2001		2000	
	WRITTEN	EARNED	WRITTEN	EARNED	WRITTEN	EARNED
Direct and assumed	$ 344,727	318,068	245,403	198,691	197,280	153,977
Ceded	(204,479)	(166,384)	(98,319)	(67,633)	(35,349)	(33,523)
Net	$ 140,248	151,684	147,084	131,058	161,931	120,454

Effective July 1, 2002, our largest insurance subsidiary, First Professionals, entered into a finite reinsurance agreement with two insurance companies of the Hannover Re group ("Hannover Re"). The agreement, which calls for First Professionals to cede quota share portions of its 2002 and 2003 written premiums, contains adjustable features, including a loss corridor, sliding scale ceding commissions and a cap on the amount of losses that may be ceded to the reinsurer. The effect of these features is to limit the reinsurers' aggregate exposure to loss and thereby reduce the ultimate cost to First Professionals as the ceding company. These features also have the effect of reducing the amount of protection relative to the quota share amount of premiums ceded by First Professionals. While First Professionals does not receive pro-rata protection relative to the amount of premiums ceded, the amount of such protection is significant, as determined in accordance with guidance under both statutory accounting practices and GAAP. In addition to ceding a significant portion of its risks to Hannover Re, the agreement also allows First Professionals to reduce its financial leverage and to realize immediate reimbursement for related upfront acquisition costs, thus adding to its financial capacity. The following table illustrates the pro-forma effects of the agreement on selected consolidated financial information of our insurance subsidiaries.

	TWELVE MONTHS ENDED DECEMBER 31, 2002	PRO-FORMA ("NON-GAAP") AMOUNTS EXCLUDING THE EFFECTS OF THE REINSURANCE AGREEMENT TWELVE MONTHS ENDED DECEMBER 31, 2002
Net premiums written	$ 140,248	$ 225,779
Net premiums earned	$ 151,684	$ 199,863
Loss and LAE incurred	$ 139,571	$ 178,596
Income before income taxes and cumulative effect of accounting change	$ 23,710	$ 21,172
Consolidated statutory surplus	$ 125,470	$ 120,699
Ratio of net premiums written to consolidated statutory surplus	1.1:1	1.9:1

First Professionals has the option to commute the agreement should the business perform such that the underlying protection proves to be unnecessary, in which case the reinsurance would cease, the underlying reinsurance assets and liabilities would unwind, and any net funds under the agreement, less a 4.2% risk charge to the reinsurers, would be retained by First Professionals. The decision of whether to commute the agreement and the timing of any such commutation will depend on the performance of the underlying business, the need for the agreement based on our capital position and other relevant considerations.

At December 31, 2002, three Hannover Re group companies and two other reinsurers accounted for approximately $138.7 million, or 63%, of our total reinsurance recoverables and ceded unearned premiums. The Hannover Re companies are authorized reinsurers, so we do not maintain collateral on their recoverable balances. At December 31, 2002, we withheld funds under the terms of the finite reinsurance agreement with Hannover Re in the amount of $60.9 million, and held collateral in the form of irrevocable letters of credit or assets held in trust for the reinsurance recoverables due from the other two reinsurers in the aggregate amount of $52.0 million. At December 31, 2001, $48.9 million of our total reinsurance recoverables were due from three reinsurers, of which irrevocable letters of credit or assets held in trust collateralized $34.4 million.

On August 2, 2002, Gerling Global Reinsurance Corporation of America ("Gerling"), one of our reinsurers, had its financial strength rating lowered by A.M. Best from A- (Excellent) to B+ (Very Good). On December 20, 2002, Gerling's A.M. Best rating was further downgraded to B- (Fair). These rating actions by A.M. Best followed an announcement by Gerling of its intention to exit the U.S. non-life reinsurance market. Since then, Gerling has essentially placed itself in voluntary run-off with respect to its U.S. non-life reinsurance business and A.M. Best has withdrawn Gerling's financial strength rating and replaced it with the designation "NR-3," which means that A.M. Best's rating methodology no longer applies. Gerling has participated in our excess of loss reinsurance programs in 2000 at 15%, and in 2001 and 2002 at 20%. Gerling has also provided facultative reinsurance coverage for non-standard risks. We replaced Gerling's participation in our reinsurance programs, effective with our renewal, as of January 1, 2003. As of December 31, 2002, the estimated amount of net reinsurance recoverables from Gerling was approximately $13 million, comprised of the gross recoverables from Gerling, less reinsurance payables to Gerling of approximately $4 million. Gerling is an authorized reinsurer in our markets; therefore, we do not hold collateral for these reinsurance recoverables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

Gerling's actions, including placing itself in run-off with respect to its U.S. non-life reinsurance business, have been voluntary and as recently as March 10, 2003, it has publicly stated that it is paying its outstanding claims. Consequently, we currently expect that Gerling will fully meet its obligations to us. We will continue to monitor developments at Gerling and should its financial condition worsen, we could, in-turn, recognize a charge for uncollectible reinsurance recoverables.

NOTE 14
BORROWING ARRANGEMENTS

On August 31, 2001, FPIC entered into a Revolving Credit and Term Loan Agreement (the "credit facility") with five financial institutions. The initial aggregate principal amount of the credit facility was $55 million, including (i) a $37.5 million revolving credit facility (with a $15 million letter of credit sub-facility), which matures on August 31, 2004, and which FPIC has the right to increase up to $47.5 million by securing additional lenders to participate in the facility; and (ii) a $17.5 million term loan facility, repayable in twelve equal quarterly installments of approximately $1.5 million that commenced on December 31, 2001.

Amounts outstanding under the credit facility bear interest at a variable rate, primarily based upon LIBOR plus a current margin of 3.00 percentage points, which may be reduced to a minimum of 2.75 percentage points as FPIC reduces its outstanding indebtedness. The credit facility replaced a $75 million revolving credit facility (the "prior facility") that was scheduled to have matured on January 4, 2002. Approximately $67.2 million of principal was outstanding under the prior facility at the time of refinancing. FPIC used available funds to pay down the difference between the outstanding principal amount of the prior facility and the initial amount of the new facility. We have also deposited $3.0 million (of which, $1.0 million was deposited in January 2003) as collateral under the terms of the credit facility, and are required to either pre-pay principal or make additional collateral deposits of $0.35 million quarterly in 2003. The credit facility also requires that we pre-pay principal or make additional collateral deposits of approximately $1.3 million each at March 31 and June 30, 2004. As of December 31, 2002 and 2001, the interest rates on FPIC's credit facilities were 6.25% (as of January 2, 2003, the interest rate was 4.38%) and 4.16%, respectively. FPIC is not required to maintain compensating balances in connection with these credit facilities but is charged a fee on the unused portion, which ranges from 30 to 40 basis points.

Under the terms of the credit facility, we are required to meet certain financial and non-financial covenants. Significant covenants are as follows: (i) total debt to cash flow available for debt service may not exceed 3.00:1; (ii) combined net premiums written to combined statutory capital and surplus may not exceed 1.75:1; (iii) funded debt to total capital plus funded debt may not exceed 0.27:1; (iv) the fixed charge coverage ratio may not be less than 2.00:1 at the end of each quarter through December 31, 2002, and thereafter the fixed charge coverage ratio may not be less than 2.25:1; and (v) combined gross premiums written to combined statutory capital and surplus may not exceed 2.75:1.

The credit facility also contains minimum equity and risk-based capital requirements and requires our insurance subsidiary, First Professionals, to maintain at least a B++ (Very Good) group rating from A.M. Best.

Should FPIC fail to meet one or more of its loan covenants, such occurrence would be considered an event of default. In the event FPIC was unable to provide an acceptable resolution for such event of default, FPIC's lenders would be entitled to certain remedies, including the right to demand immediate repayment, including payment in full. Were FPIC's lenders to demand immediate payment in full, FPIC could not make such payment from existing funds and would have to seek replacement financing or take other steps to raise the required funds. Under such circumstances, FPIC's ability to secure such replacement financing could not be assured, and if obtained, such financing would likely carry higher costs.

NOTE 15
DERIVATIVE FINANCIAL INSTRUMENTS

In connection with FPIC's credit facility entered into on August 31, 2001, FPIC replaced its interest rate swaps (the "previous swaps"). In accordance with the accounting prescribed by FAS 133, "Accounting for Derivative Financial Instruments," FPIC recorded an unrealized loss associated with the fair value of the previous swaps upon their replacement, which is included in accumulated other com-

prehensive income (loss) as a component of shareholders' equity. The unrealized loss is being amortized into income over the term of the previous swaps, which would have expired January 2, 2004.

FPIC uses interest rate swap agreements (the "swap agreements") to minimize fluctuations in cash flows caused by interest rate volatility and to effectively convert all of its floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Accordingly, the impact of fluctuations in interest rates on these swap agreements is offset by the opposite impact on the related debt. Amounts to be paid or received under the swap agreements are recognized as increases or reductions in interest expense in the periods in which they accrue. We believe that the counterparties to the swap agreements are creditworthy.

The swap agreements in effect at December 31, 2002 are as follows:

NOTIONAL AMOUNT	MATURITIES	RECEIVE RATE[1]	PAY RATE
$37,000	08/31/2004	1.40%	6.45%
$10,208	08/31/2004	1.40%	5.97%

(1) Based on three-month LIBOR

The following is a summary of FPIC's interest risk management strategy and the effect of this strategy on FPIC's consolidated financial statements:

Under the swap agreements, FPIC agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount and to receive in return an amount equal to a specified variable-rate of interest times the same notional principal amount. The notional amounts on the contract are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current interest rates, of the remaining obligations to exchange payments under the terms of the contract.

FPIC's swap agreements provide a hedge against changes in the amount of cash flows associated with FPIC's revolving credit facility and term loan. Accordingly, the swap agreements are reflected at fair value in FPIC's consolidated statements of financial position and the effective portion of the related gains or losses on the agreements are recognized in shareholders' equity (as a component of accumulated other comprehensive income (loss). The net effect of this accounting on FPIC's operating results is that interest expense on the variable debt being hedged is recorded based on fixed interest rates.

FPIC formally documents the relationships between the hedging instruments and the revolving credit facility and term loan. FPIC also assesses the effectiveness of the hedging instruments on a quarterly basis. If it is determined that the hedging instruments are no longer highly effective, the change in the fair value of the ineffective portion of the swaps would be included in earnings rather than comprehensive income. For the year ended December 31, 2002, the net gain or loss on the ineffective portion of the swap agreements was not material.

NOTE 16
DEFERRED CREDIT

At December 31, 2002, 2001 and 2000, FPIC's deferred credit consisted of the following:

	2002	2001	2000
Beginning balance	$ 10,007	11,484	—
Deferred credit	—	—	13,205
Amortization expense	(1,258)	(1,477)	(1,721)
Ending balance	$ 8,749	10,007	11,484

Effective January 1, 2000, FPIC's insurance subsidiaries entered into a 100% quota share reinsurance agreement with PRI to assume the death, disability and retirement ("DD&R") risks under PRI's claims-made insurance policies in exchange for cash and investments. FPIC completed a GAAP valuation of the underlying liability during 2000 and a deferred credit in the amount of $13,205 was recognized. The deferred credit, which will be accreted into income over 20 years, represents the difference between the GAAP valuation of the underlying liabilities and the initial premium received. The liability was calculated using benefit assumptions and elements of pension actuarial models (i.e., mortality, morbidity, retirement, interest and inflation rate assumptions).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

NOTE 17
COMMITMENTS AND CONTINGENCIES

The future minimum annual rentals under non-cancelable operating leases are as follows:

2003	$ 2,695
2004	2,717
2005	2,557
2006	2,190
2007	1,962
Thereafter	3,659
Total	$ 15,780

Total rental expense was $2,581, $2,410, and $2,190 for 2002, 2001 and 2000, respectively.

FPIC's insurance subsidiaries from time to time become subject to claims for extra-contractual obligations or risks in excess of policy limits in connection with their insurance claims. These claims are sometimes referred to as "bad faith" actions as it is alleged that the insurance company acted in bad faith in the administration of a claim against an insured. Bad faith actions are infrequent and generally occur in instances where a jury verdict exceeds the insured's policy limits. Under such circumstances, it is routinely alleged that the insurance company failed to negotiate a settlement of a claim in good faith within the insured's policy limit. FPIC has evaluated such exposures as of December 31, 2002, and believes its position and defenses are meritorious. However, there can be no absolute assurance as to the outcome of such exposures. FPIC currently maintains insurance for such occurrences, which serves to limit exposure to such claims. However, in one such case, arising in 1993, no such coverage is available and an estimate of possible loss currently cannot be made. In addition, multiple claims for extra contractual obligations in a single year could result in potential exposures materially in excess of insurance coverage or in increased costs of insurance coverage.

FPIC may also become involved in legal actions not involving claims under its insurance policies from time to time. FPIC has evaluated such exposures as of December 31, 2002, and in all cases, believes its position and defenses are meritorious. However, there can be no absolute assurance as to the outcome of such exposures.

FPIC's insurance subsidiaries are subject to assessment by the financial guaranty associations in the states in which they conduct business for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Generally, these associations can assess member insurers on the basis of written premiums in their particular states.

In addition to standard assessments, the Florida and Missouri Legislatures may also levy special assessments to settle claims caused by certain catastrophic losses. FPIC would be assessed on the basis of premiums written in the state. During 2001, a special assessment was levied on First Professionals and APAC that totaled $0.9 million. No special assessments were made in 2002 and 2000. In addition, FPIC could be subject to additional assessments in the future as a result of damages caused by catastrophic losses, such as a hurricane.

While management has evaluated the incidents and circumstances surrounding the above-mentioned asserted or unasserted legal claims and assessments of which it is aware and believes that these will not have materially adverse effects on FPIC beyond amounts already recognized and accrued, there can be no absolute assurance as to their ultimate outcomes.

NOTE 18
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE

Data with respect to FPIC's basic and diluted earnings per common share are shown below:

	2002	2001	2000
Net income (loss):			
Income before cumulative effect of accounting change	$ 14,876	2,930	614
Cumulative effect of accounting change	(29,578)	—	—
Net (loss) income	$(14,702)	2,930	614
Basic earnings (loss) per common share:			
Income before cumulative effect of accounting change	$ 1.58	0.31	0.06
Cumulative effect of accounting change	(3.15)	—	—
Net (loss) income	$ (1.57)	0.31	0.06
Diluted earnings (loss) per common share:			
Income before cumulative effect of accounting change	$ 1.58	0.31	0.06
Cumulative effect of accounting change	(3.14)	—	—
Net (loss) income	$ (1.56)	0.31	0.06
Basic weighted average shares outstanding	9,387	9,383	9,497
Common stock equivalents	45	85	74
Diluted weighted average shares outstanding	9,432	9,468	9,571

Diluted loss per common share for the three months ended December 31, 2001 is based only on the weighted average number of common shares outstanding during the period, as the inclusion of 115 common stock equivalents would have been anti-dilutive.

NOTE 19
STOCK OPTION PLANS

FPIC has a stock option plan for officers and key employees (the "employee plan") and a plan for non-employee directors (the "director plan"). Under the director plan, only non-qualified stock options may be issued. Under the employee plan, both incentive stock options and non-qualified stock options may be granted to the same individual. The option price of an incentive stock option may not be less than 100% of the fair market value of shares on the grant date. The option price of a non-qualified option may not be less than 50% of the fair market value of shares on the grant date. Under the terms of the director plan, 5,000 shares are granted to each director on the date that person becomes a director and on an annual basis as approved by the Board. The plan also provides for discretionary grants at future dates as approved by the Board. Stock grants made under the director plan are at a price not less than 100% of the fair market value of the underlying stock on the grant date.

During 2000, FPIC offered a stock purchase incentive program (the "incentive plan") to eligible employees, including executive officers. Under the incentive plan, employees who purchased shares of FPIC's common stock in the open market during the term of the incentive plan were granted matching nonqualified stock options on a one-for-one basis, up to the maximum of 5,000 options per employee. The incentive plan began January 2000 and ended April 2000. Option grants under the incentive plan were made as of May 1, 2000 at an exercise price equal to the closing market price of FPIC's common stock on that date. Options granted under the incentive plan vest in three equal annual installments commencing on the one-year anniversary of their grant. Options under this plan were granted under the employee plan.

FPIC also maintains an Employee Stock Purchase Plan that allows employees to purchase FPIC's common stock at 85% of the market value on the first or last day of the offering period, whichever is lower. At December 31, 2002 and 2001, 11,279 and 36,032 shares of FPIC's common stock were reserved for issuance in connection with this plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

At December 31, 2002 and 2001, 558,641 and 483,250 shares of FPIC's common stock were reserved for issuance in connection with the stock option plans, respectively. A summary of the status of FPIC's stock options is presented below:

	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
Balance, December 31, 1999	1,359,236	$ 21.77	845,170	$ 20.00
Granted	510,798	12.19	—	—
Exercised	(119,500)	9.10	—	—
Forfeited	(210,251)	29.17	—	—
Balance, December 31, 2000	1,540,283	$ 18.56	860,049	$ 22.58
Granted	311,750	13.75	—	—
Exercised	(13,000)	8.90	—	—
Forfeited	(173)	14.38	—	—
Balance, December 31, 2001	1,838,860	$ 17.82	1,124,918	$ 20.68
Granted	327,500	8.49	—	—
Exercised	(23,833)	8.63	—	—
Forfeited	(138,665)	19.91	—	—
Balance, December 31, 2002	2,003,862	$ 16.26	1,347,348	$ 18.95

The following table summarizes information for options outstanding and exercisable at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF PRICES PER SHARE	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 6.00 - 11.99	790,504	7.2 years	$ 8.93	422,667	$ 9.84
$ 12.00 - 15.99	633,957	7.4 years	$ 14.40	365,279	$ 14.63
$ 16.00 - 19.99	75,167	6.4 years	$ 17.94	55,168	$ 17.95
$ 20.00 - 35.99	374,500	3.3 years	$ 24.91	374,500	$ 24.91
$ 36.00 - 60.99	129,734	2.9 years	$ 44.04	129,734	$ 44.04
	2,003,862	6.2 years	$ 16.26	1,347,348	$ 18.95

On a pro-forma basis, assuming compensation expense for FPIC's stock options had been recognized based on their fair values on the grant date under the methodology prescribed by FAS 123, FPIC's net income, tax expense and diluted earnings per share for the three years ended December 31, 2002, 2001 and 2000, would have been impacted as follows:

	2002	2001	2000
Pro-forma net (loss) income	$(15,755)	1,899	(1,114)
Pro-forma basic (loss) earnings per share	$ (1.68)	0.20	(0.12)
Pro-forma diluted (loss) earnings per share	$ (1.67)	0.20	(0.12)

The fair value of options granted, which is amortized to expense over the option vesting period in determining the pro-forma impact, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected life of options	5 years	5 years	5 years
Risk free interest rate	3.31%	4.60%	5.50%
Expected volatility of stock	50.41%	43.64%	42.17%

The weighted average fair value of options granted during 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Fair value of options granted	$ 4.03	6.12	5.50
Total fair value of all options granted	$ 1,319	1,676	2,809
Expected dividends	$ —	—	—
Total number of options granted	327,500	311,750	510,798

In accordance with FAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because FPIC's incentive stock options are not traded on any exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of FPIC's stock. Such an increase in stock price would benefit all stockholders commensurately.

NOTE 20
EMPLOYEE BENEFIT PLANS

FPIC currently sponsors eight post-retirement plans for its employees. The table below lists those plans and the subsidiary of FPIC whose employees are covered by that plan.

Holding company including First Professionals ("FIG")	
FIG	Defined contribution profit sharing plan
FIG	Defined benefit plan
FIG	Supplemental executive retirement plan ("SERP")
Tenere	Defined contribution profit sharing plan and trust
Tenere	Money purchase pension plan
AFP	Defined contribution profit sharing plan
AFP	Defined benefit plan
EMI	Defined contribution profit sharing plan

The FIG defined contribution profit sharing plan is available to all employees of FIG after meeting certain eligibility requirements. The plan is comprised of two parts. The first part of the plan is a defined contribution plan that allows employees to contribute up to 12.5% of their annual compensation, subject to IRS limits. FPIC contributes a matching amount equal to 2.5% of the employee's annual compensation. The second part of the plan is a profit sharing plan, whereby FPIC may at its discretion make an additional contribution to the plan up to a maximum of 10% of the employee's annual compensation. FPIC's policy is to fully fund the liability for the matching portion at the end of each year. At December 31, 2002 and 2001, the fair market value of defined contribution profit sharing plan assets was $5,121 and $4,900, respectively. The expense for this plan amounted to $990, $1,138 and $896 in 2002, 2001 and 2000, respectively.

The FIG defined benefit plan is available to all eligible employees of FIG who have six months of service and whose ages are twenty and one half years of age or older. The amount of benefits is based on years of service and 0.75% of the employee's average monthly salary not over the Social Security base plus 1.4% of the employee's average monthly salary over the Social Security base. FPIC's policy is to contribute the maximum amount towards funding benefits under the plan subject to IRS limits. At December 31, 2002 and 2001, the fair market value of defined benefit plan assets was $1,651 and $1,584,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

respectively. FPIC had a net periodic pension cost of $277, $217 and $197 for this plan in 2002, 2001 and 2000, respectively. The expense for this plan amounted to $183, $143 and $193 in 2002, 2001 and 2000, respectively.

FIG also has a SERP that provides certain executives with income at retirement equal to 60% of pre-retirement base compensation, less qualified pension plan benefits paid by FPIC and all predecessor plans and Social Security benefits. The plan has no vesting prior to age 55. The total liability included in the financial statements for this plan amounted to approximately $1,541 and $1,353 as of December 31, 2002 and 2001, respectively. FPIC had a net periodic pension cost of $258, $386 and $395 under this plan in 2002, 2001 and 2000, respectively.

The Tenere defined contribution profit sharing plan and trust is available to all employees of Tenere upon meeting certain eligibility requirements. The plan is comprised of two parts. The first part is a defined contribution plan that allows employees to contribute up to 10% of their annual compensation, subject to IRS limits. The second part is a profit sharing plan, whereby Tenere may at its discretion contribute an employer contribution to the plan. At December 31, 2002 and 2001, the fair market value of plan assets was $773 and $1,122, respectively. The expense for this plan amounted to $76, $66 and $59 in 2002, 2001 and 2000, respectively.

The Tenere money purchase plan is available to all employees of Tenere upon meeting certain eligibility requirements. The plan is designed to reward long and loyal service, whereby Tenere will make contributions to the plan on behalf of the participants for each year of service until the employee retires. At retirement, the employee will be eligible to receive the value of the contributions made to the plan on the employee's behalf. Tenere contributes on behalf of each participant an amount equal to 6.0% of the employee's annual compensation plus 5.7% of the employee's annual compensation in excess of the Social Security Taxable Wage Base. At December 31, 2002 and 2001, the fair market value of plan assets was $358 and $445, respectively. The expense for this plan amounted to $94, $94 and $75 in 2002, 2001 and 2000, respectively.

The AFP defined contribution and profit sharing and defined benefit plans are available to all eligible employees of AFP. The benefits under these plans are based on years of service and employee compensation. AFP's funding policy is to contribute to the plans an amount sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus any additional amounts determined to be appropriate from time to time. Contributions are intended to be sufficient to cover the costs of benefits earned for service to date and an estimate of those costs for future service. AFP contributed $1,221, $957 and $650 to the plans in 2002, 2001 and 2000, respectively. The invested assets of the plans consist of investments in various types and categories of stocks and bonds. At December 31, 2002 and 2001, the fair market value of plan assets was $6,732 and $6,185, respectively. Pension costs for the years 2002, 2001 and 2000 amounted to $1,255, $978 and $748, respectively.

The EMI defined contribution profit sharing plan is available for all employees of EMI upon meeting certain eligibility requirements. Under the plan, employees can contribute up to 16% of their annual salary, subject to IRS limits, of which EMI may, at its discretion, contribute a matching amount of up to 100% of the employee contributions. Historically, EMI has contributed a matching amount equal to approximately 30% of the employee contribution. At December 31, 2002 and 2001, the fair market value of plan assets was $2,167 and $3,281. The expense for this plan amounted to $94, $147 and $125 for 2002, 2001 and 2000, respectively.

The actuarially computed net periodic pension cost for our two defined benefit plans combined at 2002, 2001 and 2000, included the following:

	2002	2001	2000
Service cost of benefits earned during the period	$ 1,034	906	808
Interest cost on projected benefit obligation	729	638	540
Expected return on plan assets	(548)	(541)	(500)
Recognized net actuarial loss	235	—	—
Net amortization and deferral	82	191	96
Net periodic pension cost	$ 1,532	1,194	944

	2002	2001	2000
Actuarial Present Value of Benefit Obligation			
Accumulated benefit obligations	$ (8,938)	(7,330)	(6,563)
Projected benefit obligations for service rendered to date	$(13,718)	(10,680)	(9,456)
Plan assets at fair value	8,383	7,769	7,426
Projected benefit obligations in excess of plan assets	(5,335)	(2,911)	(2,030)
Unrecognized net loss from past experience different from that assumed	4,288	1,952	1,081
Prior service cost not yet recognized in net periodic pension cost	215	259	253
Unrecognized net obligations at inception recognized over 15.29 years	169	208	246
Accrued pension cost	$ (663)	(492)	(450)

The following tables set forth the status of our two defined benefit plans combined for the fiscal years ending December 31, 2002 and 2001, respectively.

	2002	2001
Change in Benefit Obligation:		
Benefit obligation, January 1	$ 10,680	9,974
Service cost	1,034	906
Interest cost	729	638
Actuarial loss (gain)	1,361	(346)
Benefits paid	(86)	(538)
Other	—	46
Benefit obligation, December 31	$ 13,718	10,680
Change in Plan Assets:		
Fair value of plan assets, January 1	$ 7,769	7,426
Actual return on plan assets	(662)	(270)
Employer contributions	1,363	1,150
Benefits paid	(87)	(537)
Fair value of plan assets, December 31	$ 8,383	7,769

Assumptions used in the accounting for the net periodic pension cost and plan status for our two defined benefit plans combined at December 31, 2002, 2001 and 2000, were as follows (weighted-average of the combined plans based on the fair value of the plan assets at year-end):

	2002	2001	2000
Discount rates	6.45%	6.55%	6.56%
Rate of increase in compensation levels	5.14%	5.04%	5.04%
Return on assets	6.70%	6.75%	7.07%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

NOTE 21
SEGMENT INFORMATION

In accordance with the provisions of FAS 131, "Disclosures about Segments of an Enterprise and Related Information," FPIC has determined that it has three reportable operating segments: insurance, reciprocal management and TPA. Our insurance segment specializes in professional liability insurance products and services for physicians, dentists, other healthcare providers and attorneys. On October 3, 2002, Interlex entered into an agreement with an unrelated insurance organization to sell the renewal rights to all of its legal professional liability policies. The reciprocal management segment contains our subsidiary AFP, which serves as the exclusive manager and attorney-in-fact of PRI, an insurance reciprocal in New York. We do not own PRI and so its financial statements are not consolidated or included in ours. Instead, PRI is similar to a mutual insurer and the risks and rewards of ownership basically vest with the policyholders of PRI. The reciprocal management segment also provides brokerage, administration and intermediary services for insurance and reinsurance programs to PRI and FPIC. Our TPA segment markets and administers self-insured and fully insured plans for both large and small employers, including group accident and health, workers' compensation and general liability and property insurance.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies found in Note 2. FPIC evaluates a segment's performance based on net income or loss and accounts for intersegment sales and transfers as if the sales or transfers were to a third party. Holding company operations are included within the insurance segment due to the size and prominence of the segment and the substantial attention devoted to it. Intersegment revenues for transactions between the segments are based on actual costs incurred and are similar to services that may have been obtained from an unrelated third party. All segments are managed separately because each business requires different technology and marketing strategies.

Selected financial information by segment follows:

	FOR THE YEAR ENDED DECEMBER 31, 2002					
	INSURANCE	RECIPROCAL MANAGEMENT	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Total revenue	$ 179,700	31,678	15,302	226,680	(5,815)	220,865
Interest revenue	22,672	141	43	22,856	(285)	22,571
Interest expense	4,827	213	—	5,040	—	5,040
Depreciation and amortization	6,572	885	503	7,960	—	7,960
Cumulative effect of change in accounting, net of tax	—	24,363	5,215	29,578	—	29,578
Net income (loss)	7,961	(17,759)	(4,904)	(14,702)	—	(14,702)
Identifiable assets	983,023	40,032	6,283	1,029,338	(2,907)	1,026,431
Goodwill	10,833	8,037	—	18,870	—	18,870

	FOR THE YEAR ENDED DECEMBER 31, 2001					
	INSURANCE	RECIPROCAL MANAGEMENT	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Total revenue	$ 158,213	29,296	15,984	203,493	(5,911)	197,582
Interest revenue	24,165	344	159	24,668	(147)	24,521
Interest expense	4,566	—	—	4,566	—	4,566
Depreciation and amortization	10,272	2,829	1,297	14,398	—	14,398
Net (loss) income	(847)	4,348	(571)	2,930	—	2,930
Identifiable assets	706,290	61,468	14,788	782,546	(11,724)	770,822
Goodwill	10,833	49,140	7,259	67,232	—	67,232

	FOR THE YEAR ENDED DECEMBER 31, 2000					
	INSURANCE	RECIPROCAL MANAGEMENT	TPA	TOTAL SEGMENTS	INTERSEGMENT ELIMINATIONS	CONSOLIDATED
Total revenue	$ 147,852	25,305	16,723	189,880	(7,791)	182,089
Interest revenue	26,304	254	239	26,797	(142)	26,655
Interest expense	4,291	—	—	4,291	—	4,291
Depreciation and amortization	6,123	2,557	1,236	9,916	—	9,916
Net (loss) income	(2,925)	4,360	(821)	614	—	614
Identifiable assets	594,609	62,864	16,564	674,037	(10,355)	663,682
Goodwill	11,362	51,482	7,910	70,754	—	70,754

The following table provides a reconciliation of reportable segment assets to FPIC's consolidated assets:

	2002	2001	2000
Total assets for reportable segments	$1,262,407	1,023,855	921,958
Investments in equity method investees	(233,069)	(241,309)	(247,921)
Intercompany receivables	(2,907)	(11,724)	(10,355)
Total consolidated assets	$1,026,431	770,822	663,682

NOTE 22
STATUTORY ACCOUNTING

First Professionals, APAC, Intermed and Interlex are required to file statutory-basis financial statements with state insurance regulatory authorities. The insurance subsidiaries are restricted under the Florida and Missouri Insurance Codes as to the amount of dividends they may pay without regulatory consent. In 2003, dividends of $12,547 may be paid without regulatory consent.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

The restricted net assets for FPIC's insurance subsidiaries at December 31, 2002, 2001 and 2000, are as follows:

	2002	2001	2000
First Professionals	$ 99,772	82,513	82,434
APAC	13,151	13,864	14,331
Intermed	24,743	22,174	20,923
Interlex	5,822	5,156	3,761

The statutory capital and surplus for FPIC's insurance subsidiaries at December 31, 2002, 2001 and 2000, is shown in the table below.

	2002	2001	2000
First Professionals	$ 110,858	91,682	91,594
APAC	14,612	15,405	15,923
Intermed	24,743	22,174	20,923
Interlex	6,541	5,729	4,354
Combined statutory surplus	156,754	134,990	132,794
Less: Intercompany eliminations	(31,284)	(27,903)	(24,295)
Consolidated statutory surplus	$ 125,470	107,087	108,499

For the years ended December 31, 2002, 2001 and 2000, the statutory net income or loss for FPIC's insurance subsidiaries was as follows:

	2002	2001	2000
First Professionals	$ 10,961	(6,623)	(6,792)
APAC	569	(1,131)	(1,088)
Intermed	1,295	390	608
Interlex	99	(637)	(692)
Total statutory income (loss)	$ 12,924	(8,001)	(7,964)

In March 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles (the "Codification") as the NAIC supported basis of accounting. Codification affects all statutory financial statements issued after January 1, 2001. The Codification was approved with a provision allowing for discretion by each state's Department of Insurance ("DOI") in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state or company to company. The Codification does not affect FPIC's consolidated financial statements, which have been prepared in accordance with GAAP.

FPIC's insurance subsidiaries: First Professionals, APAC, Intermed and Interlex prepare financial statements for regulatory purposes on a statutory-basis in conformity with the accounting practices prescribed or permitted by the states of Florida and Missouri. Effective January 1, 2001, both states required all domiciled insurance companies to prepare their statutory-basis financial statements in accordance with the provisions of the Codification subject to the deviations prescribed or permitted by each state's Department of Insurance. Accounting changes adopted to conform to the provisions of Codification are reported in the statutory financial statements as a cumulative effect of changes in accounting principles and are recorded as an adjustment to statutory surplus. As a result of the Codification, FPIC's statutory surplus, on a consolidated basis, increased by $7.1 million for the year ended December 31, 2001. The components of this increase included surplus increases of $5.5 million, $1.2 million, $0.3 million and $0.1 million for First Professionals, APAC, Intermed and Interlex, respectively. In addition, on a consolidated basis and at the subsidiary level, FPIC's statutory surplus after adoption continues to be in excess of the current regulatory and risk-based capital requirements.

NOTE 23
RELATED PARTY TRANSACTIONS

Effective June 30, 1998, FPIC entered into a management services agreement with APA Management, Inc. ("APAM") and Consulting Group of APA, Inc., ("CGA Consulting"), to provide FPIC with all necessary insurance management and administrative services for APAC, a wholly-owned subsidiary of FPIC. FPIC has an indirect financial interest in APAM through its 9.9% interest in APAL, which owns 100% of APAM. The agreement terminates on December 31, 2003, subject to renewal as provided in the agreement. Prior to January 1, 2002, the agreement provided that APAM would receive an annual fee of 14.5% of direct premiums (net of refunds) consisting of an annual 10.5% service fee and 4% claims management fee. Effective January 1, 2002, the agreement was amended to implement a sliding fee scale of 14.5% on the first $8 million of written pre-

miums, 11% on written premiums between $8 million and $10 million, and 10% on all written premiums in excess of $10 million. In addition, the CGA Consulting fee is $500 annually. The agreement as it concerns APAM, also provides that anesthesiologist business produced by First Professionals or its respective agents will be transferred to APAC upon renewal, assuming the insured agrees, and that APAM will receive an annual 1% service fee on such business. Management fees incurred by FPIC related to its agreement with APAM were as follows for the periods presented:

	2002	2001	2000
Management and consulting fees incurred	$ 2,722	2,708	2,104

On July 1, 1998, First Professionals and APAC also entered into a quota share reinsurance agreement with APAL whereby these two subsidiaries cede a 25% quota share portion of all business written by them related to anesthesiologists and certain related specialties to APAL. These agreements were entered into in connection with and at the time of FPIC's acquisition of APAC. Premiums ceded and ceding commission earned by FPIC related to its agreement with APAL were as follows for the periods presented:

	2002	2001	2000
Ceded premiums written	$ 8,387	4,623	3,354
Ceding commission earned	1,632	859	670

Effective in 2001, APAL formed a new subsidiary, APAL (SPC) Limited, which was established in accordance with Section 235(1) of the Company Law 2nd Revision of Caymanian Law as a segregated portfolio corporation. FPIC, through its subsidiaries, EMI and APAC, has developed alternative risk insurance programs for insureds, whereby segregated portfolio corporations have been formed for each to assume workers' compensation risks. APAC receives a fee for the use of its policy forms and does not retain the underwriting risks or incur the administrative expenses under these programs. Like other reinsurance agreements, APAC does remain liable to the insureds under these programs as the primary insurer in the event APAL (SPC) Limited or other reinsurers under these programs were not to perform. Therefore, APAC maintains collateral in the form of assets in trust and an irrevocable letter of credit corresponding with applicable reinsurance recoverable balances. Premiums written and premiums ceded by FPIC related to its agreement with APAL (SPC) Limited were as follows for the periods presented:

	2002	2001	2000
Premiums written	$ 32,669	13,220	—
Ceded premiums written	20,972	11,725	—

On July 1, 1998, First Professionals began assuming reinsurance from PRI, a writer of medical liability insurance in the state of New York. PRI is managed by an attorney-in-fact, AFP, which is a wholly-owned subsidiary of FPIC. Under one contract, which reinsures PRI for policies with limits of $1.0 million in excess of $1.0 million, First Professionals assumes losses only and pays PRI a ceding commission on the premiums assumed. Effective April 1, 2002, the contract was changed to reinsure PRI for policies with limits of $1.0 million in excess of $1.3 million. Under another contract, which First Professionals and PRI ceased to renew for periods subsequent to December 31, 2000, First Professionals reinsured PRI for losses of $0.25 million in excess of $0.5 million on each claim. Premiums on these contracts are paid by PRI on a quarterly basis. The net premiums written under these agreements are subject to experience adjustments, which are estimated and accrued periodically based on loss experience.

Assumed premiums written, net premiums written, premiums earned, losses incurred and ceding commissions earned by FPIC related to these agreements with PRI were as follows for the periods presented:

	2002	2001	2000
Assumed premiums written	$ 12,316	11,354	16,300
Premiums earned	12,316	16,933	16,736
Losses incurred	3,500	8,097	12,608
Ceding commissions	3,097	3,287	3,676

As of December 31, 2002, 2001 and 2000, the net amounts due from PRI under these contracts were approximately $6.3 million, $2.4 million and $1.1 million, respectively.

The excess of loss reinsurance treaty between First Professionals and PRI related to losses of $0.25 million in excess of $0.5 million and the reinsurance treaty in which First Professionals reinsures PRI for policies with limits

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

of $1.0 million in excess of $1.3 million both contain clauses under which PRI has the option to commute each such agreement. During the fourth quarter of 2001, the 1999 treaty relating to losses of $0.25 million in excess of $0.5 million was commuted. During the first quarter of 2002, the 2000 treaty relating to losses of $0.25 million in excess of $0.5 million was commuted. The commutations eliminated all of First Professionals' present and future liabilities under the treaty in exchange for the return by First Professionals of all but the minimum contract premium to PRI. As a result of these commutations, First Professionals reported approximately $9.0 million and $9.3 million during the fourth quarter of 2001 and first quarter of 2002, respectively, of paid losses and LAE with a corresponding reduction in reserves. There was no net income effect from these commutations, due to the prior accrual of such charges.

Effective January 1, 2000, First Professionals entered into a 100% quota share reinsurance agreement with PRI to assume PRI's death, disability and retirement risks under its claims-made insurance policies in exchange for cash and investments in the amount of $47.0 million. During 2000, a GAAP valuation of the underlying liability was completed and a deferred credit in the amount of $13.2 million was recognized. The deferred credit, which will be amortized into income over 20 years, represents the difference between the GAAP valuation of the liability and the initial premium received. The liability was calculated using benefit assumptions and elements of pension actuarial models (i.e., mortality, morbidity, retirement, interest and inflation rate assumptions). In connection with the agreement, First Professionals recognized a 5% ceding commission expense, which is being deferred and amortized as premiums are earned under the agreement.

In accordance with a management agreement, AFP performs underwriting, administrative and investment functions on PRI's behalf for which it receives compensation. Compensation under the agreement as originally in effect was equal to 13% of PRI's direct premiums written, with an adjustment for expected return premiums, plus or minus 10% of PRI's statutory net income or loss. In addition, the management agreement provided that AFP is to be reimbursed by PRI for certain expenses paid by AFP on PRI's behalf, namely salaries and related payroll costs of personnel in AFP's claims, legal and risk management departments. Such directly reimbursed expenses are not reported in the accompanying consolidated financial statements.

During 2002, the agreement was amended by AFP and PRI to remove the sharing by AFP of 10% of PRI's statutory net income or loss, effective January 1, 2002. With regard to profit sharing amounts already earned and collected, AFP has agreed to hold the years 1999, 2000 and 2001 open for re-determination and possible adjustment for a period of five years each (expiring 2004, 2005 and 2006, respectively.) Such adjustments would be based primarily on development of and related adjustments, if any, to loss and LAE reserves for those years. AFP has earned and collected profit sharing amounts under the original agreement totaling $3.6 million for the three years ended December 31, 2001. In accordance with the amended agreement, AFP has agreed to pay 6% annual interest on the 10% profit share amounts already earned and collected under the original agreement for 1999, 2000 and 2001, while those years remain open for possible future re-determination and adjustment, if any. In addition, AFP will be reimbursed for 100% of the costs of the risk management department it maintains for PRI insureds, for which it is not already reimbursed, compared with 50% under the previous agreement. The management agreement and amendments were reviewed and approved by the New York State Insurance Department.

FPIC's revenues and results of operations are financially sensitive to the revenues and results of operations of PRI. In addition PRI, as an MPL insurer, is subject to many of the same types of risks as those of FPIC's insurance subsidiaries.

Claims administration and management fees earned, profit sharing income earned and reimbursed expenses collected by FPIC related to its agreement with PRI were as follows for the periods presented:

	2002	2001	2000
Claims administration and management fees earned	$ 24,341	22,959	17,044
Profit sharing income earned	—	317	1,590
Reimbursed expenses	14,175	11,530	10,594

Effective July 1, 2000, First Professionals entered into an agreement with PRI whereby, First Professionals, through FPIC's 70% owned subsidiary, PMA, manages an MPL insurance program in Pennsylvania for PRI. Effective January 1, 2003, FPIC owns 80% of PMA. Under this program, whereby business is written on First Professionals' policy forms and ceded to PRI under a 100% quota share reinsurance agreement. FPIC receives a fronting fee of 7% and PMA receives an administration fee of 20% of premiums written, in return for its services to PRI, which include underwriting, claims management and other administrative aspects of this program. PMA also pays all commissions and brokerage to outside agents and brokers for the placement of business under the program. Effective January 1, 2002, the terms of this agreement were amended to cede 100% of the premiums written to PRI. The amendment has been filed with the New York State Insurance Department. Direct premiums written, ceded premiums written and ceding commission earned by FPIC under this program were as follows for the periods presented:

	2002	2001	2000
Direct premiums written	$ 11,312	12,121	570
Ceded premiums written	11,227	10,848	511
Ceding commission earned	3,045	2,133	128

NOTE 24
RESTRUCTURING

During the fourth quarter of 2001, FPIC recorded a pre-tax charge of $632 in connection with the disposition of its unprofitable TPA division in Albuquerque, New Mexico. Under the plan, FPIC sold the division's assets and cancelled its service agreements with self-insured customers. Certain other contracts were retained and are serviced by FPIC's Jacksonville, Florida, TPA division. The 2001 restructuring activity was a continuation of FPIC's consolidation of the TPA operations and brings to an end the restructuring activities of the Albuquerque division that began during the fourth quarter of 2000 when FPIC incurred a pre-tax charge of $500. As a result of the plan, fifty-two employees were terminated at December 31, 2001. This reduction represents 24% of the TPA workforce and 100% of the New Mexico office. Thirty employees were terminated at December 31, 2000. This reduction represented 12% of the TPA workforce and 35% of the New Mexico office. All employees terminated in 2001 and 2000 were located in the Albuquerque location. Restructuring activity for years 2002, 2001 and 2000 was as follows:

	SEVERANCE & BENEFITS	RENTAL FACILITIES	OTHER EXPENSE	TOTAL
Fiscal 2000 restructuring charge	$ 360	90	50	500
Amount utilized in 2000	(10)	(27)	(33)	(70)
Balance, December 31, 2000	350	63	17	430
Fiscal 2001 restructuring charge	88	446	98	632
Amount utilized in 2001	(350)	(63)	(30)	(443)
Balance, December 31, 2001	88	446	85	619
Amount utilized in 2002	(87)	(212)	(55)	(354)
Balance, December 31, 2002	$ 1	234	30	265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Dollars in thousands, except per share amounts and elsewhere as noted

NOTE 25
UNAUDITED QUARTERLY RESULTS OF OPERATIONS

The following is a summary of our unaudited quarterly consolidated results of operations for the years ended December 31, 2002, 2001 and 2000:

2002	FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$ 89,258	90,426	90,856	74,187
Net premiums written	56,196	57,164	(6,448)	33,336
Premiums earned	39,342	47,560	30,435	34,347
Net investment income	4,888	5,813	5,241	3,960
Total revenues	53,416	62,775	49,960	54,714
Income before cumulative effect of accounting change	2,865	2,609	4,415	4,987
Cumulative effect of accounting change, net of deferred income tax benefit	(29,578)	—	—	—
Net (loss) income	(26,713)	2,609	4,415	4,987
Basic (loss) earnings per share	(2.85)	0.28	0.47	0.53
Diluted (loss) earnings per share	(2.82)	0.26	0.47	0.53

2001	FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$ 55,173	46,943	73,004	70,283
Net premiums written	35,898	29,318	43,194	38,674
Premiums earned	31,517	34,802	29,686	35,053
Net investment income	6,716	5,940	5,817	4,904
Total revenues	46,287	49,461	48,275	53,559
Net income (loss)	1,294	1,862	3,099	(3,325)
Basic earnings (loss) per share	.14	.20	.33	(.36)
Diluted earnings (loss) per share	.14	.20	.33	(.36)

2000	FIRST	SECOND	THIRD	FOURTH
Direct and assumed premiums written	$ 76,033[1]	35,046	54,610	31,591[1]
Net premiums written	66,247	29,919	39,987	25,778
Premiums earned	29,119	33,434	29,867	28,034
Net investment income	6,039	6,174	6,490	6,116
Total revenues	44,177	47,772	46,383	43,757
Net income (loss)	4,712	5,143	4,926	(14,167)
Basic earnings (loss) per share	.49	.54	.52	(1.49)
Diluted earnings (loss) per share	.49	.54	.52	(1.49)

(1) Includes the effect of the reclassification of a portion of the statutory-basis assumed reinsurance premiums written in the amount of $13.2 million related to the 100% Quota Share reinsurance agreement with PRI. This amount was finalized, reclassified and reported directly as a deferred credit in the balance sheet during the second quarter of 2000, after the initial reporting of the contract in the first quarter. This reclassification had no effect on revenues or income previously reported.

SHAREHOLDER INFORMATION

FPIC INSURANCE GROUP, INC.

ANNUAL MEETING

The 2003 shareholders' meeting will be held Wednesday, June 4 at 10:00 a.m. at the Omni Hotel, 245 Water Street, Jacksonville, Florida 32202.

FORM 10-K

A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission, is available upon written request from:

Investor Relations
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202
904-354-2482 Ext. 3287

FINANCIAL PUBLICATIONS

Information about FPIC Insurance Group, Inc., including copies of the Annual Report to Shareholders and the Annual Report on Form 10-K may be requested through the Company's Web site at http://www.fpic.com or via e-mail at ir@fpic.com or by calling Investor Relations at 904-354-2482 Ext. 3287 or by writing to:

Investor Relations
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, FL 32202
904-354-2482 Ext. 3287

Our Web site also provides access to our interactive e-mail notification service simply by adding your e-mail address to the "e-mail alert" section of our Web site. You will automatically be alerted to any new press releases, earnings reports and SEC filings via e-mail.

STOCK DATA

The Company's common stock is publicly traded on the Nasdaq National Market System under the symbol FPIC. The following table sets forth, for the periods indicated, the high and low bid quotations as reported. Such quotations reflect inter-dealer bids and offers, without retail markup, markdown or commission and may not necessarily represent actual transactions.

2002	HIGH BID	LOW BID
First Quarter	$15.90	$10.70
Second Quarter	$16.00	$11.90
Third Quarter	$15.07	$ 7.65
Fourth Quarter	$ 8.97	$ 3.50

2001	HIGH BID	LOW BID
First Quarter	$13.88	$ 9.00
Second Quarter	$13.75	$ 9.00
Third Quarter	$15.09	$10.00
Fourth Quarter	$15.40	$11.24

As of March 20, 2003, the Company estimated that there were approximately 2,330 shareholders of record of the Company's common stock.

The Company did not pay cash dividends on its common stock during 2002 or 2001. The Company does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's credit facility and term loan agreement places restrictions on the amount of dividends we can pay our shareholders without the consent of our lenders. For information regarding restrictions on the ability of the Company's subsidiaries to transfer funds to the Company in the form of cash dividends, see Footnote 22, Statutory Accounting, in the Notes to Consolidated Financial Statements.

CORPORATE INFORMATION

FPIC INSURANCE GROUP, INC.

CORPORATE OFFICERS

John R. Byers *
President and Chief Executive Officer

Kim D. Thorpe *
Executive Vice President and Chief Financial Officer

Kurt J. Cetin
Senior Vice President and Chief Marketing Officer

Roberta Goes Cown, Esq.
Senior Vice President, Corporate Counsel,
Secretary of the Company

Gary M. Dallero
Senior Vice President of Operations

Pamela D. Deyo
Vice President and Controller

*Executive Officer

CORPORATE LEGAL COUNSEL

LeBoeuf, Lamb, Greene & MacRae L.L.P.
50 North Laura Street, Suite 2800
Jacksonville, Florida 32202

Foley & Lardner
200 Laura Street
Jacksonville, Florida 32202-3510

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
50 North Laura Street, Suite 3000
Jacksonville, Florida 32202

CONSULTING ACTUARY

Ernst & Young LLP
Two Commerce Square
2001 Market Street, Suite 4000
Philadelphia, Pennsylvania 19103-7096

TRANSFER AGENT

SunTrust Bank, Atlanta
Stock Transfer Department
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
800-568-3476

FPIC ON THE INTERNET

www.fpic.com

FPIC INSURANCE GROUP, INC.

225 WATER STREET, SUITE 1400
JACKSONVILLE, FLORIDA 32202
800-221-2101   904-354-2482
FAX: 904-475-1159
WWW.FPIC.COM

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